Filed Pursuant to Rule 253(g)(2)
File No.: 024-11944

OFFERING CIRCULAR, DATED FEBRUARY 1, 2023

SHACKELFORD PHARMA INC.

8,000,000 Common Shares

(All currency in this Offering Circular is United States Dollars, unless otherwise stated.)

700 W Georgia Street, Suite 2500

Vancouver, BC V7Y 1B3

1-888-377-4225

www.shackelfordpharma.com

Copy to:

Daniel D. Nauth
Nauth LPC
217 Queen Street West, Suite 401
Toronto, Ontario M5V 0R2
(416) 477-6031

Shackelford Pharma Inc., a company formed under the laws of the Province of British Columbia (the "Company", "Shackelford", "we," "us" or "our"), is offering up to 8,000,000 (the "Maximum Offering") voting common shares (the "Common Shares" or "Securities") in the capital of the Company, with no par value, to be sold in this offering (the "Offering"). The Common Shares are being offered at a purchase price of $1.50 per Common Share on a "best efforts" basis for gross proceeds of up to $12,000,000. We are selling our Common Shares through a Tier 2 offering pursuant to Regulation A ("Regulation A+") under the Securities Act of 1933, as amended (the "Securities Act"), and we intend to sell the Common Shares either directly to investors or through registered broker-dealers who are paid commissions. The Company has engaged DealMaker Securities, LLC, member FINRA/SIPC (the "Broker"), as broker-dealer of record, to perform broker-dealer administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. This Offering will terminate on the earlier of (i) twelve (12) months after the commencement date of this Offering, unless earlier terminated or extended by the Company, (ii) the date on which the Maximum Offering is sold, or (iii) when the Board of Directors of the Company elects to terminate the Offering (in each such case, the "Termination Date"). There is no aggregate minimum requirement for the Offering to become effective; therefore, we reserve the right, subject to applicable securities laws, to begin applying "dollar one" of the proceeds from the Offering towards our business strategy, including, without limitation, research and development expenses, clinical study expenses, offering expenses, working capital and general corporate purposes, and other uses, as more specifically set forth in the "Use of Proceeds" section of this Offering Circular. The minimum investment amount for an investor is $1,500; however, we reserve the right to waive this minimum in the sole discretion of our management. Investors utilizing certain digital payment options made available to them on the subscription platform will be required to pay a processing fee equal to $65 at the time of the subscription (this applies to ACH, credit card and certain wire transactions). There is no escrow established for this Offering. We will hold closings upon the receipt of investors' subscriptions and acceptance of such subscriptions by the Company. If, on the initial closing date, we have sold less than the Maximum Offering, then we may hold one or more additional closings for additional sales, until the earlier of: (i) the sale of the Maximum Offering, or (ii) the Termination Date. We expect to commence the sale of the Common Shares as of the date on which the Offering Statement of which this Offering Circular (the "Offering Circular") is a part (the "Offering Statement") is qualified by the SEC.

Investing in our Common Shares involves a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. See "Risk Factors" starting on page 13 for a discussion of certain risks that you should consider in connection with an investment in our securities.

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

We are offering a maximum of 8.0 million Common Shares for $12.0 million on a "best efforts" basis.

Title and Class of Securities to be Offered	Maximum Number of Common Shares to be Offered (1)	Proposed Offering Price per Common Share	Proposed Maximum Aggregate Offering Proceeds(2)	Estimated Commissions, Fees and Other Expenses (3)(4)	Proceeds to the Company
Common Shares	8,000,000	$1.50	$12,520,000	$960,000	$11,560,000

Notes:

(1) All amounts in this chart and this Offering Circular are in U.S. dollars unless otherwise indicated. In certain sections of this Offering Circular, Canadian dollars are used and prefaced when necessary with "C$" to indicate presentation in Canadian dollars.

(2) Investors will be required to pay a Transaction Fee to the Company to help offset transaction costs equal to $65. The Transaction Fee paid by any individual investor will be included as part of the aggregate purchase price paid by the investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C) of Regulation A under the Securities Act. The offering table shows the effect of this Transaction Fee as if all investors paid the Transaction Fee equal to $65. Assuming the offering is fully subscribed with each investor subscribing the minimum $1500, and all investors utilized the Dealmaker platform, and all investors paid the Transaction Fee $65, investors would pay the Company total Transaction Fees of $520,000. This amount is included in the Proposed Maximum Aggregate Offering Proceeds since it counts towards the rolling 12-month maximum offering amount that the company is permitted to raise under Regulation A.

(3) The Company's Common Shares are being offered on a best efforts basis, (i) directly by the Company and (ii) pursuant to an agreement entered into with Dealmaker Securities LLC, a registered broker-dealer licensed with the Financial Industry Regulatory Authority ("FINRA") and SIPC. DealMaker Securities LLC, referred herein as the Broker, is engaged for administrative and compliance related services.  Once the Commission has qualified the Offering Statement and this Offering commences, the Broker will receive a cash commission equal to one percent (1%) of the amount raised in the Offering.  Additionally, the Broker and its affiliates will receive certain other fees.  Further, Entoro Securities LLC has been engaged to source and direct potential investors to the Company's Invest Now Landing Page.  Please see "Plan of Distribution & Selling Securityholders" section of this Offering Circular for additional information. The proceeds of this Offering may be deposited directly into the Company's operating account for immediate use by it, with no obligation to refund subscriptions. There is no escrow established for this Offering.

(4) The amounts shown assume deducting offering costs which may include legal, accounting, marketing, consulting and other costs incurred in undertaking the Offering.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A FOR GENERAL INFORMATION ON INVESTING. WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

The Company is following the "Offering Circular" format of disclosure under Regulation A+ pursuant to the general instructions of Part II(a)(1)(i) of Form 1-A.

Sale of our Common Shares will commence on approximately February 1, 2023

The date of this Offering Circular is FEBRUARY 1, 2023

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

We are offering to sell, and seeking offers to buy, our Securities only in jurisdictions where such offers and sales are permitted. Please carefully read the information in this Offering Circular and any accompanying Offering Circular supplements, which we refer to collectively as the "Offering Circular." You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date or as of the respective dates of any documents or other information incorporated herein by reference, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our Securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

This Offering Circular is part of an Offering Statement that we filed with the SEC. Periodically, we may provide an offering circular supplement that would add, update or change information contained in this Offering Circular.  Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement.  The Offering Statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular.  You should read this Offering Circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC.  The Offering Statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov.

Unless otherwise indicated, data contained in this Offering Circular concerning the business of the Company are based on information from various public sources. Although we believe that these data are generally reliable, such information is inherently imprecise, and our estimates and expectations based on these data involve a number of assumptions and limitations. As a result, you are cautioned not to give undue weight to such data, estimates or expectations.

In this Offering Circular, unless the context indicates otherwise, references to the "Company", "Shackelford", "we,", "us", and "our refer to the activities of and the assets and liabilities of the business and operations of Shackelford Pharma Inc., a British Columbia company formed under the laws of the Province of British Columbia, and its wholly-owned subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The discussions and information in this Offering Circular may contain both historical and forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. Some of the statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Business" and elsewhere in this Offering Circular constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will" and "would" or the negatives of these terms, or other comparable terminology. To the extent that this Offering Circular contains forward-looking statements regarding our business, please be advised that our actual financial condition, operating results, and business performance may differ materially from that projected or estimated by us in forward-looking statements.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this Offering Circular, including in "Risk Factors" and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

  Our history of operating losses;
  Our lack of operating history on which to judge our business prospects and management;
  Our ability to raise capital and our ability to close future financings;
  Our research and development, preclinical work and clinical studies for our products will require significant time and capital resources;
  Our results from our research and development, preclinical work and clinical studies may result in adverse or negative results;
  Our ability to manage research and development, preclinical work, clinical studies, product manufacturing, distribution and sales of the product, corporate growth and operational expenses;
  Our reliance on third parties to conduct some of the research and development, preclinical work, clinical studies, product manufacturing, distribution and sales of the product,;
  Our ability to obtain regulatory approval, and market acceptance of our products;
  Our ability to compete in a highly competitive and evolving industry;
  Our ability to protect our intellectual property;
  Adverse federal, state, and local government regulation and taxation, rendering it difficult for us to monetize our products and services;

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions, and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements.

Note regarding Financial Information

The Company's fiscal year and calendar year are not aligned. Its fiscal year runs from October 1st through September 30th of the following year, whereby Q1 of its fiscal year is the last 3 months of the calendar year, while Q2 through Q4 of the fiscal year are the first three quarters of the next calendar year. This Offering document generally refers to quarters in a calendar year format when referring to business development and expectations that are captured in forward looking statements. The "Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" within this Offering Circular refer to fiscal year quarters unless otherwise specified.

SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our Common Shares. You should carefully read the entire Offering Circular, including the risks associated with an investment in the Company discussed in the "Risk Factors" section of this Offering Circular, before making an investment decision. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Cautionary Statement Regarding Forward-Looking Statements."

Company Information

Shackelford Pharma Inc. was founded in June 2018 and incorporated under the Business Corporations Act (British Columbia) on June 19, 2018. The Company was created to develop, seek regulatory approval for and commercialize drugs based on Dr. Alan Shackelford's clinical experience.

The Company's head office, registered records office and mailing address is located at 700 W Georgia Street, Suite 2500, Vancouver, BC Canada V7Y 1B3, and the Company phone number is 1-888-377-4225. Our website address is www.shackelfordpharma.com. The information contained therein or accessible thereby shall not be deemed to be incorporated into this Offering Circular.

Intercorporate Relationships

The Company has one wholly owned subsidiary, Shackelford Pharma USA Inc. ("Shackelford USA"), a corporation organized under the laws of the State of Colorado. Shackelford USA's  head office is located at 2257 South Broadway, Denver, Colorado, USA, 80210.

Our Business

The Company is a clinical-stage biopharmaceutical company dedicated to developing, seeking regulatory approval for and commercializing medicines addressing epilepsy and related neurological disorders. Discovered in the 1990's, the endocannabinoid system is an important biological system involved in regulating many processes including immune responses, metabolism, and memory, among many others. Consequently, the Company believes that drugs that address this system could have application in the treatment of a variety of epileptic conditions. Shackelford has leveraged the real-world experience of Dr. Shackelford's clinical practice to guide our development decisions. Our first drug candidate is for the treatment of seizure disorders, either alone or in combination with other drugs.

Dr. Shackelford is supported by an expert research and development, medical and pharmaceutical team with a wealth of experience in end-to-end drug development (including preclinical neuroscience, toxicology, clinical research and development, clinical operations, project management, regulatory and medical document submission preparation, and formulation development), commercial operations, and marketing, to manage the development and commercialization of pharmaceutical products. It is the intention of the Company to be a trusted provider of medical solutions for healthcare professionals, regulatory agencies, payors, and the patients for whom our therapies will be prescribed.

The Company's goal is to become the global leader in the development and commercialization of regulated endocannabinoid focused therapies that:

• address significant unmet medical needs;

• meet the regulatory requirements of the pharmaceutical industry;

• comply with the legal and regulatory environments in major markets;

• provide clinicians with the confidence to treat their patients

Since inception, the Company has continued to evolve its business as it matures and gains further insights into its opportunities. Shackelford is focused on the development of pharmaceutical products as approved by the United States Food and Drug Administration ("FDA"). Six different therapeutic areas were identified from Dr. Shackelford's real-world experience. Those six areas were refined and prioritized to initially focus on epilepsy.

Management also recognizes the value of developing strong and durable global brands to establish a connection with physicians, patients, and consumers. The Company initially aims to create a corporate brand based on the extensive clinical experience and reputation of Dr. Shackelford and other Company employees.

Our Real-World Experience

Dr. Shackelford's real-world patient experience shows that in adult and pediatric patients with a specific seizure type, patients taking his cannabinoid-based treatment for at least one year resulted in clinically significant positive outcomes. The analysis of results (as of January 12, 2023) are shown in the table below. Published data from Jazz Pharmaceuticals, plc’s cannabidiol (“CBD”) based product, EPIDIOLEX®, is shown as a comparator.

Key messages from this analysis:

1) Over 350 patient years of real-world data from Dr. Shackelford’s database in epilepsy. Adult and pediatric patients had been suffering from epilepsy for up to 46 years and 16 years, respectively, prior to being put on SP1707, suggesting overall, this has been a treatment for a refractory population.

2) Responder rates (meaning at least a 50% reduction in seizure frequency over a 1-year treatment period) were 71% in adults and 60% in pediatrics --- which is aligned with the response rates initially seen in FINTEPLA® (fenfluramine) open label studies and better than those observed with EPIDIOLEX®

3) Importantly, 1 year seizure remission rates, which were similar between adults and children were 40-44% (greater than those observed with EPIDIOLEX®).  Compared to baseline, or expected 1 year seizure remission rates for this type of seizure, SP1707 elicited ~9-fold improvement.

4) The safety and tolerability data for SP1707 has been positive, with only 2% of adult patients and no children reporting any adverse events.  This compares favorably to EPIDIOLEX® and other antiepileptic medicines.

Dr. Shackelford’s Real-World Experience Compared to Published Data from Jazz Pharmaceuticals, plc.
	SP1707	SP1707	EPIDIOLEX®	EPIDIOLEX®
	Adult	Pediatric	Ped. RCTs	EAP
Demographics
Number of Patients	82	13	61-76 per indication	892
Male/Female	47/35	8/5	N/A	464/428
SZ/Epilepsy Duration Prior to SP1707 Treatment	Mean= 15.55; Up to 46 yrs	Mean=6.6; Up to 16 yrs	<18 yrs	N/A (age range 0-75, median 12 yrs)
Duration of Follow-Up (years)	307	49	~14-20	1755
Disease Outcomes: Benefit Comparison
Indication	Undisclosed	Undisclosed	DS, LGS, TSC	TRE
Responder Rate (>/=50% reduction in seizure frequency over 1 year period)	71% (24/34)	60% (6/10))	~45% @ 14 wks	53% @48 wks
1 YR Seizure Remission Rate (in patients with 1+ seizures in prior year with at least 1 year follow up post SP1707 treatment initiation)	44% (15/34)	40% (4/10)	6-7% @14 wks	11% @48 wks
Expected 1 YR Seizure Remission Rate	4-5%	4-5%	4-5%	4-5%
Increase in 1 YR Seizure Remission Rate over expected	~9X	~9X	~1.5X	~2X
Disease Outcomes: Safety
Adverse Events	2% (2/82)	0% (0/13)	Up to 12%	7%

KEY:
RCT = randomized controlled trial
EAP = expanded access program
N/A = not available
SZ = seizures
DS = Dravet Syndrome
LGS = Lennox-Gastaut Syndrome
TSC = Tuberous Sclerosis Complex
TRE = Treatment Resistant Epilepsy

While this real-world experience is on a relatively small data set, this data gives Shackelford a strong reason to believe that the Company is on the right path to develop a medicine that can potentially transform the way patients suffering from this devastating seizure type, across adult and pediatric seizure disorders, are treated. Our next step, once additional capital is raised, is to observe this treatment in a larger, more rigorous clinical study and to report the results.

SP1707 is the development name/number of the Company's first drug candidate undergoing clinical development that contains the active ingredient used by Dr. Alan Shackelford in his real-world experience in patients. The initial Phase 2 study of SP1707 in epilepsy patients will use an immediate-release oral formulation of SP1707 that will mimic the release characteristics of the cannabinoid that Dr. Shackelford used in his real-world experience treating patients. Ultimately, SP1707 is being developed as a proprietary extended-release oral cannabinoid formulation that is amenable to being dosed once daily in patients.

Competition

The biotechnology and pharmaceutical industries are subject to rapid and intense technological and regulatory change. We face, and will continue to face, competition in the development and marketing of our product candidates from other biotechnology and pharmaceutical companies, medical research institutions, government agencies and academic institutions. Some of these competitors can be expected to have longer operating histories and more financial resources and experience than the Company. Increased competition by larger and better-financed competitors could materially and adversely affect the business, financial condition, results of operations or prospects of the Company. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. To become and remain competitive, the Company will require capital for research and development, regulatory compliance advice and expertise, marketing, sales, and support. The Company may not have sufficient resources to maintain research and development, marketing, sales, and support efforts on a competitive basis, which could materially and adversely affect the business, financial condition, results of operations or prospects of the Company.

Despite having more than 25 approved epilepsy medications available in the US, about 36% of people with epilepsy still experience uncontrolled seizures. Many of these medicines have significant undesirable side-effects that can seriously affect the patients' quality of life. Importantly, for many epilepsy patients, the suffering they endure goes well beyond seizures. They struggle with depression, impaired cognition, impaired brain development or even reversal of development progress in children. Regular seizures cause brain damage and can lead to patients needing to have sections of brain surgically removed.

We believe there is an opportunity to provide a better treatment option for patients with seizure disorders. Shackelford's drug candidate, SP1707, is being developed for the acute and chronic treatment of seizure disorders, either alone or as adjunctive therapy.

Competition may also arise from, among other things:

• other drug development or product technologies;

• methods of preventing or reducing the incidence of disease, including gene modifying therapy, in diseases or ailments that we target with our products; and

• new or other classes of therapeutic agents that render our products uncompetitive or obsolete.

Regulatory Environment

The Company will be pursuing development of pharmaceutical products in accordance with FDA and other Regulatory Agency guidelines and regulations. The Company intends to follow pharmaceutical regulations set forth in other jurisdictions and it may register products with Health Canada for the Canadian market, the European Medicines Agency for the European Union, and the TGA for Australia.

The FDA has, to date, approved the marketing application for the following cannabinoid derived drugs: cannabidiol, dronabinol, and nabilone.

Risks Related to Our Business

Our business and our ability to execute our business strategy are subject to a number of risks, which are more fully described in the section titled "Risk Factors" in this Offering Circular.  These risks include, among others:

  Our ability to raise capital and our ability to complete future financings;
  Our ability to manage research and development, preclinical work, clinical studies, product manufacturing, distribution, sales, corporate growth and operational expenses;
  Our dependence on certain suppliers, skilled labor, third party contractors and certain key inputs;
  Unpredictable operational results;
  Unpredictable pre-clinical and clinical results;
  Adverse federal, state, provincial or local government regulation and taxation, rendering it difficult for us to monetize our products and services.
  Our ability to obtain necessary regulatory approvals for our products,
  Our ability to protect our intellectual property;
  Our intellectual property/patents not being accepted or requiring significant changes;
  Our ability to compete in a highly competitive and evolving industry;
  Our lack of operating history on which to judge our business prospects and management;
  The significant time and capital resources required to complete clinical testing and studies and/or trials for our products; and
  Difficulty in accurately forecasting sales and revenues for our products.

Our financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Since inception, we have funded operations exclusively with proceeds from the sale and issuance of equity to investors. Our future viability is largely dependent upon our ability to raise additional capital to finance our operations. Our management expects that future sources of funding may include sales of equity, obtaining loans, or other strategic transactions. Although our management continues to pursue these plans, there is no assurance that we will be successful with this Offering or in obtaining sufficient financing on terms acceptable to us to continue to finance our operations, if at all. These circumstances raise substantial doubt on our ability to continue as a going concern, and our financial statements do not include any adjustments that might result from the outcome of these uncertainties and such adjustments could be material.

REGULATION A+

We are offering the Common Shares which pursuant to rules of the SEC mandated under the Jumpstart Our Business Startups Act of 2012. These offering rules are often referred to as "Regulation A+." We are relying upon "Tier 2" of Regulation A+, which allows us to offer securities of up to $75 million in a 12-month period.

In accordance with the requirements of Tier 2 of Regulation A+, we are required to publicly file annual, semi-annual, and material current event reports with the SEC, subject to certain conditions and restrictions under Regulation A+.

THE OFFERING

Issuer:	Shackelford Pharma Inc., a British Columbia corporation.

Common Shares Offered:	A maximum of 8,000,000 Common Shares of the Company at an offering price of $1.50 per Common Share;

Common Shares Outstanding before the Offering:	45,463,767 Common Shares.

Common Shares to be Outstanding after the Offering:	53,463,767 Common Shares if the maximum Common Shares are sold.

Price per Common Share:	$1.50

Maximum Offering:	8,000,000 Common Shares, at an offering price of $1.50 per Common Share, for total gross proceeds of up to $12,000,000.

Use of Proceeds:	If we sell all of the 8,000,000 Common Shares being offered, our net proceeds (after deducting fees and commissions and estimated Offering expenses) will be approximately USD $11,560,000. We will use these net proceeds for research and development expenses, clinical study expenses, working capital and general corporate purposes, and such other purposes described in the "Use of Proceeds" section of this Offering Circular.

Resale Restrictions:	See the "Securities Being Offered - Resale Restrictions" section of this Offering Circular.

Risk Factors:	Investing in our Common Shares involves a high degree of risk. See the "Risk Factors" section of this Offering Circular.

RISK FACTORS

An investment in our Securities involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this Offering Circular, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the price of our Common Shares could decline, and you may lose all or part of your investment. See "Cautionary Statement Regarding Forward Looking Statements" above for a discussion of forward-looking statements and the significance of such statements in the context of this Offering Circular.

Risks Related to our Business and Industry

We have a history of net losses and negative cash flow from operations. We cannot predict if or when we will become profitable and we anticipate that our net losses and negative cash flow from operations will continue for the foreseeable future.

Since inception, the Company has not generated revenues and has incurred losses and has an accumulated deficit of C$7,592,341 as of March 31, 2022. Further, we expect to incur a net loss for the fiscal year ending September 30, 2022 and thereafter, primarily a result of increased operating expenses related to the development and clinical work required for our products. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from this Offering or additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions raise substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors to lose their entire investment. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Shackelford has a limited operating history, which makes it difficult to accurately evaluate our business prospects.

We were formed in June 2018 to engage in the business of developing, producing, and selling pharmaceutical products. Initially, the Company contemplated pursuing three areas of interest - medical cannabis, dispensary products and pharmaceutical product development. The decision was ultimately made to focus on the development of FDA approved pharmaceutical products. Six initial therapeutic areas were identified from Dr. Shackelford's real-world evidence. Of those six areas, Epilepsy related ailments became the core focus of its development work. The Company believes that its focus on Epilepsy will deliver the best ROI given its limited resources.

None-the-less, we have a limited operating history upon which to base an evaluation of our business and prospects. Operating results for future periods are subject to numerous uncertainties and we cannot assure you that the Company will achieve or sustain profitability. The Company's prospects must be considered in light of the risks encountered by companies in the early stage of development, particularly companies in rapidly evolving markets. Future operating results will depend upon many factors, including, but not limited to, our success in attracting necessary financing, such as that contemplated in this Offering, or obtaining financing from other sources, establishing credit or operating facilities, our ability to develop new products, the success of clinical studies for our products, our ability to successfully market our products and attract repeat customers, our ability to control operational costs, and the Company's ability in retaining motivated and qualified personnel, legal and regulatory developments in the jurisdictions in which we operate, as well as the general economic conditions which affect consumer businesses. We cannot assure you that the Company will successfully address any of these risks.

We may not have adequate capital to fund our business and may need substantial additional funding to continue operations. We may not be able to raise capital when needed, if at all, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts and could cause our business to fail.

We have limited capital available to us, to the extent that we raise capital from this Offering. If our entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then our financial condition, results of operations, and business performance would be materially adversely affected. We may require additional capital for the development of our business operations and commercialization of our planned products and product candidates. We may also encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may increase our capital needs and/or cause us to spend our cash resources faster than we expect. Accordingly, we will need to obtain additional funding in order to continue our operations. We may not be able to raise needed additional capital or financing due to market conditions or for regulatory or other reasons. We cannot assure that we will have adequate capital to conduct our business. If additional funding is not obtained, we may need to reduce, defer or cancel research and development efforts, preclinical and lab work, planned clinical investigations, or overhead expenditures to the extent necessary. The failure to fund our operating and capital requirements could have a material adverse effect on our business, financial condition and results of operations.

Failure to develop our internal controls over financial reporting as we grow could have an adverse impact on us.

As our Company matures, we will need to continue to develop and improve our current internal control systems and procedures to manage our growth. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish appropriate controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our Common Shares.

If we are unable to hire, retain or motivate qualified personnel, consultants, independent contractors, and advisors, we may not be able to grow effectively.

Our performance will be largely dependent on the talents and efforts of highly skilled individuals. The loss of one or more members of our management team or other key employees or consultants could materially harm our business, financial condition, results of operations and prospects. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. We face competition for personnel and consultants from other companies, universities, public and private research institutions, government entities and other organizations. If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, our future success will depend in large part on our ability to retain key consultants and advisors. We cannot assure that any skilled individuals will agree to become an employee, consultant, or independent contractor of the Company. Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.

There is no assurance that any of our research and development activities will result in any proprietary technology or commercial products.

The development efforts for our products may fail to result in any commercial products, or any proprietary or patentable technology. The products may not work, competitors may develop and sell superior products performing the same function, or industry participants may not accept or desire those products. We may not be able to protect our proprietary rights, if any, from infringement or theft by third parties. Government regulation may suppress or prevent marketing and sales of those products, even if they can be commercialized. We may have inadequate capital to successfully execute this aspect of our business plan, particularly as it relates to the U.S. FDA's capital-intensive drug approval notification and compliant processes, which can take years to complete.

In the U.S., pharmaceutical products are subject to extensive regulation by the FDA. The FFDCA, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as imposition of clinical holds, FDA refusal to approve pending NDAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, civil penalties and criminal prosecution.

Further, the Company's success depends on our ability to obtain regulatory approvals described above, and the issuance of such regulatory approvals is uncertain and subject to a number of risks. These risks include, but are not limited to, the U.S. FDA or comparable foreign regulatory authorities or Institutional Review Boards ("IRB") disagreeing with the design or implementation of our clinical trials; we may not be able to provide acceptable evidence of our product candidates' safety and efficacy; the results of our clinical trials may not be satisfactory or may not meet the level of statistical or clinical significance required by the U.S. FDA or other regulatory agencies for us to receive marketing approval for any of our product candidates; the dosing of our product candidates in a particular clinical trial may not be at an optimal level; patients in our clinical trials may suffer adverse effects for reasons that may or may not be related to our product candidates; the data collected from clinical trials may not be sufficient to support the submission of an New Drug Application ("NDA"),  or other submission or to obtain regulatory approval in the United States or elsewhere; the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval of our product candidates.

Successful development of biopharmaceuticals is highly uncertain and is dependent on numerous factors, many of which are beyond our control.

Although the Company has based its products on Dr. Shackelford’s real-world experience in treating patients, there is no guarantee that any of these products will be effective and will reach the market. Planned clinical study results may show the product to be less effective than expected or may demonstrate harmful or problematic side effects to the user which could prohibit the Company from gaining regulatory approval and/or launching the product. Additionally, there are multiple opportunities for delays to occur during the process of undertaking clinical studies. These delays may be caused by slow enrollment in the clinical investigations, the length of time needed to achieve investigation endpoints, additional time requirements for data analysis, the need for additional pre-clinical or clinical data or unexpected safety or manufacturing issues, manufacturing costs, pricing or other factors that render the product not economical. Competing products and technologies may also prevent the product from being commercialized.

Success in our pre-clinical studies and early clinical studies does not ensure that large-scale investigations will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals when taking drugs through regulatory pathways. The length of time necessary to complete clinical investigations and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly from one product to the next and may be difficult to predict. We are not permitted to market our product candidates as pharmaceutical products in the U.S. until we receive approval of a New Drug Application from the FDA, or in any foreign countries until such products are approved by applicable regulatory authorities. The U.S. drug approval process is capital and time intensive, and generally requires approval of comprehensive quality controls and the completion of clinical trials for a specific product to establish its safety and efficacy. Only a small percentage of drugs in development result in drug approval by FDA. As of the date of this Offering Statement, we have not submitted an NDA to the FDA or comparable applications to other regulatory authorities for any of our product candidates. There can be no assurance that any of our products will develop successfully, and the failure to develop our products will have a materially adverse effect on our business, financial condition and results of operations.

The biopharmaceutical industry is very competitive, and we may be unable to compete with companies with greater financial or technical resources than us, which could negatively affect our operations.

The biopharmaceutical industry is characterized by rapid technological developments and a high degree of competition. Access to patents and other protection for technology and products, the ability to commercialize technological developments, access to necessary capital, access to market channels and the ability to obtain necessary approvals for testing, manufacturing and commercialization will impact our potential success.

The Company will be competing with biopharmaceutical firms, as well as a growing number of pharmaceutical companies that may be applying novel biotechnology and technology to their products, including through the use of synthetically derived active ingredients with chemical structures similar to cannabinoids. These companies, as well as academic institutions, government agencies and private research organizations, also compete with us in research and development, product development, and market and brand development. Additionally, these companies all compete for highly qualified scientific personnel and consultants, and capital from investors.

Pharmaceutical product development in the U.S. typically involves pre-clinical laboratory and animal tests and the submission to the FDA of an Investigational New Drug application ("IND"), which must become effective before clinical testing may commence. For commercial approval, the sponsor must submit adequate tests by all methods reasonably applicable to show that the drug is safe for use under the conditions prescribed, recommended or suggested in the proposed labeling. The sponsor must also submit substantial evidence, generally consisting of adequate, well-controlled clinical trials to establish that the drug will have the effect it purports or is represented to have under the conditions of use prescribed, recommended or suggested in the proposed labeling. In certain cases, the FDA may determine that a drug is effective based on one clinical study plus confirmatory evidence. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Timing of the market introduction of some of our potential product candidates or of competitors' products may be an important competitive factor. Accordingly, the relative speed with which we can develop our products, complete pre-clinical testing, clinical studies, and supply commercial quantities to the market are important competitive factors. We expect that product efficacy, safety, reliability, availability, price and patent protection will also be determining factors in our ability to compete successfully in the markets we enter.

Reliance on third-party service providers creates risks for the Company.

Some of the Company's operations rely on the Company's third-party service providers to host and deliver products, services, and data. Any interruptions, delays or disruptions in and to the delivery of such products, services, security or data, including without limitation any privacy breaches or failures in data collection, could expose the Company to liability and harm the Company's business and reputation. Additionally, we and our third-party manufacturers and suppliers are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of certain materials and wastes. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

We are largely dependent on the success of our initial product candidate SP1707 which is in clinical development, and which will require significant capital resources and years of clinical development effort.

We currently have no products on the market. Our most advanced product candidate, SP1707, is in clinical  development. Our expectation is that Shackelford will initiate a Phase 2a clinical trial with SP1707 in 2023 upon completing a successful Pre-IND meeting with FDA in 2022 and the subsequent acceptance of an IND application in 2023. Our current business plan is very dependent on the successful preclinical and clinical development programs underway, as well as regulatory approval and market commercialization of SP1707. Given our current level of progress, substantial additional clinical development work (Phase 2 and Phase 3 programs) and regulatory approval (i.e. by the FDA) will be required before we are permitted to commence commercialization. It is expected that Phase 2 work could take at least two years to complete and Phase 3, if required, could take at least 3 years, assuming results support the continued development work. Any clinical trials and all manufacturing and marketing of SP1707 will be subject to extensive and rigorous review and regulation by numerous government authorities in the United States, the European Union, Canada, Australia and other jurisdictions where we may perform studies and, if approved, market our product candidate. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate through preclinical testing and clinical trials that the product candidate is safe and effective for use in each target indication, and potentially in specific patient populations. This process can take many years and may include post-marketing studies and surveillance, which would require the expenditure of substantial resources beyond our existing funds. Of the large number of drugs in development for approval in the US and the EU, only a small percentage successfully complete the FDA regulatory approval process or are granted a marketing authorization by the European Medicines Agency (EMA) or the other competent authorities in the EU Member States, as applicable, and are commercialized. Accordingly, even if we are able to obtain the requisite financing to continue to fund our research, development and clinical programs, we cannot assure you that any of our product candidates will be successfully developed or commercialized.

Because the results of preclinical studies and Dr. Shackelford’s real-world experience in patients are not necessarily predictive of future results, SP1707 may not have favorable results in our planned clinical trials.

Any positive results from our pre-clinical studies and from Dr. Shackelford’s real-world experience in treating patients may not necessarily be predictive of the results from our planned clinical trials. In addition, our interpretation of Dr. Shackelford’s real-world experience in patients or our conclusions based on our preclinical work may prove inaccurate. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in preclinical development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings while clinical trials were underway or safety or efficacy observations in clinical trials, including adverse events. Moreover, preclinical data or Dr. Shackelford’s real-world experience in patients can be susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies nonetheless failed to obtain FDA approval or a marketing authorization granted by the EMA. If we fail to produce positive results in our planned clinical trials of SP1707, the development timeline and regulatory approval and commercialization prospects for SP1707, and, correspondingly, our business and financial prospects, would be materially adversely affected.

If SP1707 advances through preclinical studies and clinical trials, we may still experience difficulties in managing our growth and expanding our operations.

We have limited resources to carry out objectives for our current and future preclinical studies and clinical trials. Clinical trials are a time-consuming, expensive and uncertain process. While we have experienced executives and management, we do expect to contract out some of the activities related to conducting these programs. As we are a small company, we may find we have limited internal resources both to conduct preclinical studies and clinical trials and to monitor third-party providers. As our product candidate advances through development, we may need to expand our research and development, and manufacturing operations, either by expanding our internal capabilities or contracting with other organizations to provide these capabilities for us. In the future, we expect to have to manage additional relationships with collaborators or partners, suppliers and other organizations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures.

Failures or delays in our planned clinical trials of SP1707 could result in increased costs to us and could delay, prevent or limit our ability to generate revenue and continue our business.

SP1707 is a clinical-stage asset . Successful completion of preclinical studies and clinical trials is a prerequisite to submitting an NDA to the FDA or a Marketing Authorization Application ("MAA") to the EMA, which are required for approval for commercialization. Clinical trials are expensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. A product candidate can unexpectedly fail at any stage of clinical development. The historic failure rate for product candidates is high due to many factors, including scientific feasibility, findings related to safety and efficacy, changing regulatory standards and standards of medical care and other variables. We do not know whether our clinical trials will begin or be completed on schedule, if at all, as the commencement and completion of clinical trials can be delayed or prevented for a number of reasons, including, among others:

  lack of adequate funding to launch, continue or complete a clinical trial.
  delays or inability in manufacturing or obtaining sufficient quantity or quality of a product candidate or other materials necessary to conduct clinical trials due to manufacturing, supply or regulatory constraints;
  delays or failure in reaching agreement with the FDA or a foreign regulatory authority on the design of a given trial, or in obtaining authorization to commence a trial;
  difficulties obtaining Institutional Review Board ("IRB")  or ethics committee approval to conduct a clinical trial;
  delays in reaching or failing to reach agreement on acceptable terms with prospective clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different clinical trial sites;
  challenges in recruiting and enrolling patients to participate in clinical trials, including the size and nature of the patient population, the proximity of patients to clinical trial sites, eligibility criteria for the clinical trial, the nature of the clinical trial protocol, the availability of approved effective treatments for the relevant indication and competition from other clinical trial programs for similar indications;
  difficulties retaining patients who have enrolled in a clinical trial who may withdraw due to lack of efficacy, side effects, personal issues or loss of interest and difficulties having subjects return for post-treatment follow-up;
  clinical trial sites or investigators deviating from trial protocol, failing to conduct the trial in accordance with applicable regulatory requirements, or dropping out of a trial or failure of third-party clinical trial managers to meet their contractual obligations or deadlines;
  ambiguous or negative interim results; or
  unexpected toxicities or drug-related side effects experienced by patients in our clinical trials.

In addition, a clinical trial may be suspended or terminated by us, the FDA, an IRB, an ethics committee, a data safety monitoring board or other foreign regulatory authorities overseeing the clinical trial at issue due to a number of factors, including, among others:

  adverse side effects or lack of effectiveness with our drug candidate;
  safety issues, including any issues that could be identified in our nonclinical studies;
  failure to conduct the clinical trial in accordance with regulatory requirements or our clinical trial protocols;
  inspection of the clinical trial operations or clinical trial sites by the FDA, the EMA or other foreign regulatory authorities that reveals deficiencies or violations that require us to undertake corrective action, including the imposition of a clinical hold;
  changes in government regulations or administrative actions affecting the trial.

If our clinical trial fails or is delayed for any of the above reasons, our development costs may increase, our approval process could be delayed and our ability to commercialize our product candidate could be materially harmed, which could have a material adverse effect on our business, financial condition or results of operations.

We may find it difficult to enroll patients in our clinical studies. Difficulty in enrolling patients could delay or prevent clinical studies of our product candidates.

Identifying and qualifying patients to participate in clinical studies of our product candidates is critical to our success. The timing of our clinical studies depends in part on the speed at which we can recruit patients to participate in testing our product candidates, and we may experience delays in our clinical studies if we encounter difficulties in enrollment.

There is a limited patient pool from which to draw for clinical studies. Further, the eligibility criteria of our clinical studies will further limit the pool of available study participants as we will require that patients have specific characteristics that we can measure or to assure their disease is either severe enough or not too advanced to include them in a study.

Additionally, the process of finding patients may prove costly. We also may not be able to identify, recruit and enroll a sufficient number of patients to complete our clinical studies because of the perceived risks and benefits of the product candidate under study, the availability and efficacy of competing therapies and clinical studies, the proximity and availability of clinical study sites for prospective patients and the patient referral practices of physicians. If patients are unwilling to participate in our studies for any reason, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of potential product candidates will be delayed.

If we experience delays in the completion or termination of any clinical study of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product candidate revenue from any of these product candidates could be delayed or prevented. In addition, any delays in completing our clinical studies will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product candidate sales and generate revenue. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical studies may also ultimately lead to the denial of regulatory approval of our product candidates.

The regulatory approval processes of the FDA, the EMA and other comparable domestic and foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain timely regulatory approval for our product candidate, our business will be substantially harmed.

We are not permitted to market our product candidate in the US or the EU until we receive approval of an NDA from the FDA or an MAA from the EMA, or in any foreign countries until we receive the requisite approval from such countries. Prior to submitting an NDA to the FDA or an MAA to the EMA for approval of our product candidate we will need to complete our nonclinical studies and initiate and complete multiple clinical trials. Successfully completing our clinical program and obtaining approval of an NDA or MAA is a complex, lengthy, expensive and uncertain process, and the FDA or EMA may delay, limit or deny approval of our product candidate for many reasons, including, among others, because:

  we may not be able to demonstrate that our product candidate is safe and effective in treating patients to the satisfaction of the FDA, EMA or other applicable foreign regulatory agencies;
  the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA, EMA or other applicable foreign regulatory agencies for marketing approval;
  the FDA, EMA or other applicable foreign regulatory agencies may disagree with the number, design, size, conduct or implementation of our clinical trials;
  the FDA, EMA or other applicable foreign regulatory agencies may require that we conduct additional clinical trials;
  the FDA, EMA or other applicable foreign regulatory authorities may not approve the formulation, labeling or specifications of our product candidate;
  the Contract Research Organizations ("CROs") and other contractors that we may retain to conduct our clinical trials may take actions outside of our control that materially adversely impact our clinical trials;
  the FDA, EMA or other applicable foreign regulatory agencies may find the data from preclinical studies and clinical trials insufficient to demonstrate that SP1707 is safe and effective for its proposed indication(s);
  the FDA, EMA or other applicable foreign regulatory agencies may disagree with our interpretation of data from our preclinical studies and clinical trials;

  the FDA, EMA or other applicable foreign regulatory agencies may not accept data generated at our clinical trial sites or may disagree with us over whether to accept efficacy results from clinical trial sites, as applicable;
  if and when our NDAs or MAAs or other applications for regulatory approval are submitted to the FDA, EMA, or other applicable foreign regulatory agencies, as applicable, the regulatory authorities may have difficulties scheduling the necessary review meetings in a timely manner, may recommend against approval of our application or may recommend or require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;
  the FDA may require development of a Risk Evaluation and Mitigation Strategy ("REMS"), which would use risk minimization strategies to ensure that the benefits of certain prescription drugs outweigh their risks, as a condition of approval or post-approval, and the EMA or other applicable foreign regulatory agencies may grant only conditional marketing authorization or impose specific obligations as a condition for marketing authorization, or may require us to conduct post-authorization safety studies;
  the FDA, EMA or other applicable foreign regulatory agencies may not approve the manufacturing processes or facilities of third-party manufacturers with which we contract; or
  the FDA, EMA or other applicable foreign regulatory agencies may change their approval policies or adopt new regulations.

Any of these factors, many of which are beyond our control, could increase development costs, jeopardize our ability to obtain regulatory approval for and successfully market SP1707 and generate product revenue. Moreover, because our business is almost entirely dependent upon this candidate, any such setback in our pursuit of regulatory approval would have a material adverse effect on our business and prospects.

Our drug candidates may become subject to controlled substance laws and regulations in the U.S.

While cannabis and some cannabinoids are controlled substances under the CSA in the United States, we plan to initially focus our drug development projects using cannabinoids and other molecules that are produced from synthetic sources.

A number of cannabinoid-containing medicines, such as MARINOL® or SYNDROS®, or EPIDIOLEX® (containing botanically-derived cannabidiol) or CESAMET® (containing nabilone) have been approved by the FDA for various indications. In the USA, while plant-derived cannabinoids - during development - are categorized as Schedule I substances under the CSA, the scheduling may change once a medicine has been approved by the FDA. MARINOL®, a capsule formulation which contains synthetic (-)delta-9 (trans) tetrahydrocannabinol, otherwise known as dronabinol, when formulated in sesame oil within a soft-gelatin capsule, is a Schedule III medicine. SYNDROS® (which also contains dronabinol) is a liquid formulation and is classified as Schedule II.  EPIDIOLEX® was initially a Schedule V medicine when it was introduced in 2018, but was descheduled by the DEA in 2020.

It is our intention to produce pipeline drug candidates via synthetic, and / or biosynthetic means, which may produce complex mixtures and /or extracts or purified drug substance as API.  Depending upon the content of our selected API(s), and their subsequent controlled drug status in the USA, and if the company conducts preclinical studies or clinical trials in the United States, we may become subject to the Controlled Substances Act ("CSA") laws and regulation in addition to FDA regulations.

Pipeline drug candidates which contain controlled substances are subject to a high degree of regulation under the CSA, which establishes, among other things, certain registration, manufacturing quotas, security, recordkeeping, reporting, import, export and other requirements administered by the Drug Enforcement Agency ("DEA"). The DEA classifies controlled substances into five schedules: Schedule I, II, III, IV or V substances. Schedule I substances, by definition, have a high potential for abuse, have no currently "accepted medical use" in the United States, lack accepted safety for use under medical supervision, and may not be prescribed, marketed or sold in the United States. Pharmaceutical products approved for use in the United States may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest potential for abuse or dependence and Schedule V substances the lowest relative risk of abuse among such substances. Schedule I and II drugs are subject to the strictest controls under the CSA, including manufacturing and procurement quotas, security requirements and criteria for importation. In addition, dispensing of Schedule II drugs is further restricted. For example, they may not be refilled without a new prescription.

While cannabis and certain of its derivatives and certain cannabinoids are Schedule I controlled substances, drugs approved for medical use in the United States that contain cannabis, cannabis extracts or certain cannabinoids must be placed in Schedules II - V, since approval by the FDA satisfies the "accepted medical use" requirement. If, and when any of our pipeline drug candidates receive FDA approval, for those that are considered controlled substances under the CSA, the DEA will make a scheduling determination and place it in a schedule other than Schedule I for it to be prescribed for patients in the United States. If approved by the FDA, depending upon the products potential for abuse amongst other factors, we expect the finished dosage forms of any of our pipeline drug candidates to be listed by the DEA as a Schedule II-V controlled substance. Consequently, their manufacture, importation, exportation, domestic distribution, storage, sale and legitimate use will be subject to a significant degree of regulation by the DEA (in the USA) and the corresponding competent authorities around the world.

The scheduling process may take one or more years beyond FDA approval in the USA, thereby significantly delaying the launch of our drugs / medicines. However, the DEA must issue a temporary order scheduling the drug within 90 days after the FDA approves the drug and the DEA receives a scientific and medical evaluation and scheduling recommendation from the Department of Health and Human Services. Furthermore, if the FDA, DEA or any foreign regulatory authority determines that any of our drugs may have potential for abuse, it may require us to generate more clinical data than that which is currently anticipated, which could increase the cost and/or delay the launch of our drugs / medicines or APIs (or food or cosmetic ingredients outside of the USA).

FDA Logistical Risks

Inadequate funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new drugs from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business. The ability of the FDA to review and approve new therapies can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical employees and stop critical activities. Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities and products through April 2020. On March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities and provided guidance regarding the conduct of clinical trials. As of June 23, 2020, the FDA announced that it was conducting mission critical domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards.

On July 10, 2020, the FDA announced its goal to restart domestic onsite inspections during the week of July 20, 2020, but such activities will depend on data about the virus' trajectory in a given state and locality and the rules and guidelines that are put in place by state and local governments. The FDA has developed a rating system to assist in determining when and where it is safest to conduct prioritized domestic inspections. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. Additionally, as of June 23, 2020, the FDA noted it was continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic; however, the FDA may not be able to continue its current pace and review timelines could be extended. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Even if SP1707 receives regulatory approval, we may still face future development and regulatory difficulties.

If we obtain regulatory approval for SP1707, such approval would be subject to extensive ongoing requirements by the FDA, EMA and other foreign regulatory authorities, including requirements related to the manufacture, quality control, further development, labeling, packaging, storage, distribution, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting of safety and other post-market information. The safety profile of any product will continue to be closely monitored by the FDA, EMA and other comparable foreign regulatory authorities. If the FDA, EMA, or any other comparable foreign regulatory authority become aware of new safety information after approval of any of our product candidates, these regulatory authorities may require labeling changes or establishment of a Risk Evaluation and Mitigation Strategy, impose significant restrictions on a product's indicated uses or marketing, impose ongoing requirements for potentially costly post-approval studies or post-market surveillance, impose a recall or seek to withdraw marketing approval altogether.

In addition, manufacturers of therapeutic products and their facilities are subject to continual review and periodic inspections by the FDA, the EMA and other comparable foreign regulatory authorities for compliance with current Good Manufacturing Practices ("cGMPs"). If we or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If we, our product candidate or the manufacturing facilities for our product candidate fail to comply with applicable regulatory requirements, a regulatory agency may, among other things, impose penalties or require us to undertake certain actions, each of which could be costly and time-consuming.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidate and may otherwise have a material adverse effect on our business, financial condition and results of operations.

DEA risks regarding importation, exportation, manufacturing and distribution

If SP1707 is approved and classified as a Schedule II, III or IV substance, an importer can import it for commercial purposes if it obtains an importer registration and files an application for an import permit for each import. The DEA provides annual assessments/estimates to the International Narcotics Control Board, which guides the DEA in the amounts of controlled substances that the DEA authorizes to be imported. Currently we intend to manufacture SP1707 in the United States and therefore will not need to identify an importer or obtain the necessary import authorities. However, the failure to identify an importer or obtain the necessary import authority, including specific quantities, could affect the availability of SP1707 and have a material adverse effect on our business, results of operations and financial condition. In addition, an application for a Schedule II importer registration must be published in the Federal Register, and there is a waiting period for third-party comments to be submitted. It is always possible that adverse comments may delay the grant of an importer registration. If SP1707 is approved and classified as a Schedule II controlled substance, federal law may prohibit the import of the substance for commercial purposes. If SP1707 is listed as a Schedule II substance, we will not be allowed to import the drug for commercial purposes unless the DEA determines that domestic supplies are inadequate or there is inadequate domestic competition among domestic manufacturers for the substance as defined by the DEA. Moreover, Schedule I controlled substances have never been registered with the DEA for importation for commercial purposes, only for scientific and research needs. Therefore, if neither SP1707 nor its drug substance could be imported, SP1707 would have to be wholly manufactured in the United States, and we would need to secure a manufacturer that would be required to obtain and maintain a separate DEA registration for that activity.

If, because of a Schedule II classification or voluntarily, we were to conduct manufacturing or repackaging/relabeling in the United States, our contract manufacturers would be subject to the DEA's annual manufacturing and procurement quota requirements. Additionally, regardless of the scheduling of SP1707, the active ingredient in the final dosage form is currently a Schedule I controlled substance and would be subject to such quotas as this substance could remain listed on Schedule I. The annual quota allocated to us or our contract manufacturers may not be sufficient to complete clinical trials or meet commercial demand. Consequently, any delay or refusal by the DEA in establishing our, or our contract manufacturers', procurement and/or production quota for controlled substances could delay or stop our clinical trials or product launches, which could have a material adverse effect on our business, financial position and results of operations.

If SP1707 is scheduled as Schedule II, III or IV, we would also need to identify wholesale distributors with the appropriate DEA registrations and authority to distribute. These distributors would need to obtain Schedule II, III or IV distribution registrations.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could subject us to significant liability and harm our reputation.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with DEA, FDA or EMA regulations or similar regulations of other foreign regulatory authorities or to provide accurate information to the DEA, FDA, EMA or other foreign regulatory authorities. In addition, misconduct by employees could include intentional failures to comply with certain manufacturing standards, to comply with U.S. federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity, may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Failure to comply with health and data protection laws and regulations could lead to U.S. federal and state government enforcement actions, including civil or criminal penalties, private litigation, and adverse publicity and could negatively affect our operating results and business.

We and any potential collaborators may be subject to U.S. federal and state data protection laws and regulations, such as laws and regulations that address privacy and data security. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, we may obtain health information from third parties, including research institutions from which we obtain clinical trial data, which are subject to privacy and security requirements under HIPAA, as amended by HITECH. To the extent that we act as a business associate to a healthcare provider engaging in electronic transactions, we may also be subject to the privacy and security provisions of HIPAA, as amended by HITECH, which restricts the use and disclosure of patient-identifiable health information, mandates the adoption of standards relating to the privacy and security of patient-identifiable health information, and requires the reporting of certain security breaches to healthcare provider customers with respect to such information. Additionally, many states have enacted similar laws that may impose more stringent requirements on entities like ours. Depending on the facts and circumstances, we could be subject to significant civil, criminal, and administrative penalties if we obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

Additionally, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018, or CCPA, which came into effect on January 1, 2020 and provides new data privacy rights for consumers (as that term is broadly defined) and new operational requirements for companies, which may increase our compliance costs and potential liability. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. While there is currently an exception for protected health information that is subject to HIPAA and clinical trial regulations, as currently written, the CCPA may impact certain of our business activities. The CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

Compliance with U.S. and foreign privacy and data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions (which could include civil, criminal and administrative penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals' privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Even if we are able to commercialize SP1707, the product may not receive coverage and adequate reimbursement from third-party payors, which could harm our business.

The availability of reimbursement by governmental and private payors is essential for most patients to be able to afford treatments. Sales of our product candidate, if approved, will depend substantially on the extent to which the costs of this product candidate will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize SP1707. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the US, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services ("CMS"), an agency within the HHS, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. In addition, more emphasis is being placed on reviews by the Institute for Clinical and Economic Review ("ICER"). ICER typically reviews novel treatments for diseases with substantial unmet medical need, and particularly treatments that are viewed to be expensive. SP1707, may or may not be reviewed by ICER.  If SP1707 is reviewed by ICER, CMS will typically follow ICER's recommendations, but CMS is not obligated to do so and may make its own reimbursement determination.

Outside the US, particularly in EU Member States, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations or the successful completion of Health Technology Assessment ("HTA") procedures with governmental authorities can take considerable time after receipt of marketing authorization for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Certain countries allow companies to fix their own prices for medicines but monitor and control company profits. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced EU member states, can further reduce prices. In some countries, we or our collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our product candidate to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of any product candidate approved for marketing is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business, financial condition, results of operations or prospects could be adversely affected.

If we are unable to develop sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions on acceptable terms, we may be unable to generate revenue.

For any products we intend to introduce into the market, we will need to develop sales, marketing and distribution capabilities to commercialize such products, which may be expensive and time-consuming, or enter into collaborations with third parties to perform these services. If we decide to market our products directly, we will need to commit significant financial and managerial resources to develop a marketing and sales force with technical expertise and supporting distribution, administration and compliance capabilities. If we rely on third parties with such capabilities to market our products or decide to co-promote products with collaborators, we will need to establish and maintain marketing and distribution arrangements with third parties, and there can be no assurance that we will be able to enter into such arrangements on acceptable terms or at all. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and there can be no assurance that such third parties will establish adequate sales and distribution capabilities or be successful in gaining market acceptance of any product. If we are not successful in commercializing any products in the future, either on our own or through third parties, our business, financial condition and results of operations could be materially adversely affected.

Our product candidates may be unable to achieve broad market acceptance and, consequently, limit our ability to generate revenue and profits from new products.

Even when product development is successful and regulatory approval has been obtained, our ability to generate significant revenue and profits depends on the acceptance of our products by physicians, patients and customers. The market acceptance of any product depends on a number of factors, including but not limited to awareness of a product's availability and benefits, the indication statement and warnings approved by regulatory authorities in the product label, continued demonstration of efficacy and safety in commercial use, perceptions by members of the health care community, including physicians, about the safety and effectiveness of our products, physicians' willingness to prescribe the product, reimbursement from third-party payors such as government healthcare systems and insurance companies, the price of the product, pharmacological benefit and cost-effectiveness of our products relative to competing products; the nature of any post-approval risk management plans mandated by regulatory authorities, competition, and the effectiveness of marketing and distribution efforts. Any factors preventing or limiting the market acceptance of our product candidates could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to protect our intellectual property rights and trade secrets, our competitive position could be harmed.

We are developing intellectual property and possess trade secrets associated with our business. We may acquire additional intellectual property in the future. There is no assurance that we will be able to protect our intellectual property from infringement or challenges by third parties. We may face difficulties or delays in obtaining trademark protections, despite the federally legal nature of our intended operations, as the US Patent and Trademark Office is accustomed to treating cannabis-related products as lacking "lawful use." While patent protection for inventions related to cannabis and cannabis products is available even when the underlying products are federally illegal, there are substantial difficulties faced in the patent process by cannabis-related businesses.  There can be no assurances that any proprietary business processes, patents, copyrights or trademarks that may be issued to us will be obtained in a timely fashion or offer any degree of protection.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following marketing approval, if any.

The use of cannabis and some cannabinoids has been associated with seizures, paranoia, rapid heart rate and unusual thoughts and behaviors. The use of nabilone has been associated with dizziness, drowsiness, dry mouth, feeling "high", an exaggerated sense of well-being, light-headedness, headache, trouble sleeping, and memory problems. The use of cannabidiol has been associated with dry mouth, diarrhea, reduced appetite, drowsiness, and fatigue. Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical studies and could result in a more restrictive marketing label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. Results of our studies may identify unacceptable severity and prevalence of side effects. In such an event, our studies could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny or withdraw approval of our product candidates for any or all targeted indications.

Drug-related side effects could affect patient recruitment, the ability of enrolled patients to complete the study or result in potential product candidate liability claims.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such product candidates, a number of potentially significant negative consequences could result, including but not limited to:

  regulatory authorities may withdraw approvals of such product candidate;
  regulatory authorities may require additional warnings on the label;
  we may be required to create a Risk Evaluation and Mitigation Strategy, or REMS, plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers and/or other elements to assure safe use;
  we could be sued and held liable for harm caused to patients; and
  our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

Our products may generate public controversy.

SP1707 has the potential to be classified as containing controlled substances, but even without such classification, given that the source of its API is a synthetic cannabinoid, it has the potential to generate public controversy.  Adverse publicity or public perception regarding the use of synthetic cannabinoids could negatively influence the success of SP1707 or other candidates. This possibility exists not just with respect to opponents of plant-based cannabis products, but also from its proponents, many of whom might oppose synthetically-derived cannabinoids.

Customer complaints regarding our products and services could hurt our business.

From time to time, we may receive complaints from customers regarding unintended side-effects and the quality of our prescription drugs. We may in the future receive correspondence from customers and regulators requesting reimbursement (customers) and changes to be made to our products to address the possible side effects. Certain dissatisfied customers may threaten legal action against us if no reimbursement is made or the side effect(s) cause bodily harm. We may become subject to product liability lawsuits from customers alleging injury because of a purported defect in our products or services, claiming substantial damages and demanding payments from us. We are in the chain of title when we supply or distribute products, and therefore are subject to the risk of being held legally responsible for them. These claims may not be covered by our insurance policies. Any resulting litigation could be costly for us, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on our business, results of operations, and financial condition. Any negative publicity generated as a result of customer frustration with our products or services, or with our websites, could damage our reputation and diminish the value of our brand name, which could have a material adverse effect on our business, results of operations, and financial condition.

We may have difficulty obtaining adequate insurance coverage.

In the U.S., many start-up biotech companies are subject to a lack of adequate insurance coverage. Liability claims may be expensive to defend and may result in large judgments against the Company. Any insurance the Company may obtain may not provide a reimbursement for certain claims or the coverage may not be sufficient to cover claims made against the Company. The Company cannot predict all of the possible harms, if any, that may result from existing or future products and, therefore, the amount of insurance coverage the Company may hold may not be adequate to cover all liabilities that the Company might incur. If the Company is sued for any injury allegedly caused by the products, the liability could exceed the Company's ability to pay the liability.  Whether or not the Company is ultimately successful in any adverse litigation, such litigation could consume substantial amounts of the Company's financial and managerial resources, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Insurance that is otherwise readily available to other businesses, such as workers' compensation, general liability, and directors and/or directors and officers insurance, may be more difficult for the Company to find, and more expensive. Even if the Company is able to obtain insurance, it may be at a cost that is higher than other businesses.  There are no guarantees that the Company will be able to find adequate insurance, or that the cost will be affordable.  The lack of adequate insurance or difficulty obtaining such insurance may prevent the Company from entering into certain business sectors, may inhibit growth, and may expose the Company to additional risk and financial liabilities.

Product liability lawsuits against us could cause us to incur substantial liabilities, and we may be subject to product recalls for product defects that are self-imposed or imposed by regulators.

All biotech and pharmaceutical companies are subject to strict product liability laws. A product liability lawsuit could adversely affect the Company and cause substantial losses for the Company. Under certain circumstances, the Company, or distributors or retailers of our products, may be required to recall or withdraw the products. Even if a situation does not necessitate a recall or market withdrawal, product liability claims may be asserted against the Company. If the consumption of any of the products causes, or is alleged to have caused, a health-related illness, the Company may become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful, the negative publicity surrounding any assertion that the products caused illness or physical harm could adversely affect the Company's reputation and brand equity.

Our business plan is speculative.

Our planned businesses are speculative and subject to numerous risks and uncertainties. The research and development of our new proposed products may not succeed in creating any commercial products or value due to formulation, pre-clinical, clinical trial failure, lack of acceptance or demand from the marketplace, technological inefficiencies, competition or for other reasons. There is no assurance that we will earn revenue or a profit.

We are subject to the rules and regulations of the Securities and Exchange Commission ("Commission") and comparable state agencies.

As a company raising investment capital, we are subject to federal and state government securities regulation. Accordingly, there is a risk that we could be subject to adverse government orders if we violate those regulations, which could have a material adverse impact on our operating results, financial conditions and business performance. In particular, we are subject to the continuous reporting requirements of Regulation A+ (Tier 2) since we were declared qualified by the SEC for our prior offering of Common Shares under that regulation on August 20, 2020.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our business prospects and results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The recent global financial downturn has caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, such as the recent global financial crisis, could result in a variety of risks to our business, including weaker demand for our product candidates and impairment of our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our services. Any of the foregoing could harm our business, and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

The outbreak of the coronavirus pandemic and its endemic nature may impact our plans and activities.

Our proposed business plan and activities may be adversely affected by potential medical pandemic/endemic issues, such as the novel coronavirus ("COVID-19"), and may result in potential related impact to employees, disruption to operations, supply chain delays, travel and trade restrictions and impact on economic activity in affected countries or regions.  Such diseases represent a serious threat to maintaining a skilled workforce and could be a major health-care challenge for the Company. There can be no assurance that the Company's personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs/insurance premiums as a result of these health risks. As well, there can be no assurance that the Company will not be impacted by adverse consequences that may be brought about by pandemics on global financial markets which may reduce resources, share prices and financial liquidity that may severely limit the financing capital available in this sector.

Risks Related to the Offering

There is no minimum capitalization required in this Offering.

We cannot assure that all or a significant number of Common Shares will be sold in this offering. Investors' subscription funds will be used by us as soon as they are received, and no refunds will be given if an inadequate amount of money is raised from this offering to enable us to conduct our business. Management has no obligation to purchase Common Shares. If we raise less than the entire amount that we are seeking in the Offering, then we may not have sufficient capital to meet our operating requirements. We cannot assure that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, investors in our Common Shares could lose their investment in us. Furthermore, investors who subscribe for Common Shares in the earlier stages of the Offering will assume a greater risk than investors who subscribe for Common Shares later in the Offering as subscriptions approach the maximum amount.

Our principal shareholders own voting control of the Company.

Our current officers, directors, and principal shareholders currently represent beneficial ownership in a total of 22,623,327 Common Shares, or approximately 49.8% of the total issued and outstanding Common Shares of the Company. Our current officers, directors, and principal shareholders will own approximately 42.3% of the outstanding Common Shares assuming that 8,000,000 Common Shares are issued by the Company pursuant to this Offering. These shareholders acquired their Common Shares for substantially less than the price of the Common Shares being offered in this Offering, and these shareholders may have interests, with respect to their Common Shares, that are different from those of investors in this Offering, and the concentration of voting power among one or more of these shareholders may have an adverse effect on the price of our Common Shares. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our Common Shares. This concentration of ownership may not be in the best interests of all of our shareholders.

Conflicts of Interest.

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In addition, the Company's executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company's executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company's business and affairs and that could adversely affect the Company's operations. These business interests could require significant time and attention of the Company's executive officers and directors.

There is no existing market for our Common Shares, and we cannot assure that a public trading market for our Common Shares will ever be established.

At present, there is no active trading market for our securities, and we cannot assure that a trading market will develop. Our Common Shares are not listed on an exchange and have no trading symbol. We cannot predict the extent to which investor interest in our Company will lead to the development of a trading market or how liquid that market might become. The Offering price of the Common Shares has been determined by management and certain advisors of the management, and bears no relationship to our assets, book value, potential earnings, net worth or any other recognized criteria of value, and may not be indicative of the price that will prevail in any trading market following this Offering, if any. The market price for our Common Shares may decline below the Offering price, and our stock price is likely to be volatile.

If we issue additional Common Shares of our stock, shareholders may experience dilution in their ownership of the Company.

We have the right to raise additional capital or incur borrowings from third parties to finance our business. Except as disclosed herein, our board of directors has the authority, without the consent of any of our stockholders, to cause us to issue more Common Shares and /or preferred stock. Consequently, shareholders may experience more dilution in their ownership of us in the future. Our board of directors and majority shareholders have the power to amend our certificate of incorporation in order to effect forward and reverse stock splits, recapitalizations, and similar transactions without the consent of our other shareholders. The issuance of additional Common Shares would dilute shareholders' ownership in us.

In the event we become a public reporting company in the future, we will incur increased costs as a result of operating as a public reporting company, and our management team will be required to devote substantial time to new compliance requirements.

If we elect to become a public reporting company in the future, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, many rules and regulations exist for companies listed on stock exchanges that impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel would need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

We cannot assure that we will pay dividends.

We do not currently produce meaningful revenue, and do not anticipate declaring and paying dividends to our shareholders in the near future. It is our intention to apply any net earnings, if achieved in the foreseeable future, to increasing our capital base and growing the business. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase Common Shares. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our Common Shares, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

We may terminate this Offering at any time during the Offering Period.

We reserve the right to terminate this Offering at any time, regardless of the number of Common Shares sold. In the event that we terminate this Offering at any time prior to the sale of all of the Common Shares offered hereby, whatever amount of capital that we have raised at that time will have already been utilized by the Company and no funds will be returned to subscribers.

CAPITALIZATION

As of March 31, 2022, the Company had 45,463,767 Common Shares outstanding; 379,419 common share purchase warrants entitling the holder to purchase one Common Share of the Company at a price of C$1.51, of which 373,864 warrants expire on April 29, 2023 while 5,555 warrants expire on April 29, 2024. In May 2022, the company issued 3,150,000 stock options entitling the holder to purchase one Common Share of the Company at an exercise price of $1.00, of which 1,506,944 stock options vested immediately, and the remainder 1,643,056 stock options will vest over an average period of 27 months. All stock options expire on May 26, 2032. In September 2022, the Company issued an additional 113,000 stock options to non-employees. The options have an exercise price of $1.50, are exercisable for a period not to exceed ten years, and vesting for the options range from being 0% to 50% immediately vested with the remainder vesting period over 36 months. All stock options expire on September 30, 2032.

Our capitalization as adjusted to reflect the sale by the Company of 8,000,000 shares of our Common Shares at a purchase price of $1.50 per share in this Offering, is summarized below. The application of the estimated net proceeds from this Offering is described under the "USE OF PROCEEDS" section of this Offering Circular.

Common Shares outstanding as at March 31, 2022	45,463,767
Maximum number of Common Shares to be issued under the Offering	8,000,000
Pro Forma Common Shares outstanding after giving effect to the Offering	53,463,767

DILUTION

As of the date of this Offering Circular, an aggregate of 45,463,767 Common Shares are issued and outstanding.

If you purchase Common Shares in this Offering, your ownership interest in our Common Shares will be diluted immediately, to the extent of the difference between the price to the public charged for each Common Share in this Offering and the net tangible book value per share of our Common Shares after this Offering.

Our net tangible book value as of March 31, 2022 was C$3,792,311, or C$0.0834 per share. Converted into USD (using the closing exchange rate on March 31, 2022), the net tangible book value would be $3,034,820 or $0.07  per share  based on 45,463,767 outstanding Common Shares. Net tangible book value per share equals the amount of our total tangible assets less total liabilities, or shareholders' equity, divided by the total number of Common Shares outstanding, all as of the date specified.

If the Maximum Offering, at an offering price of $1.50 per Common Share is sold in this Offering, after deducting approximately $960,000 in offering expenses (which would include items such as fees and commissions, legal and accounting fees) payable by us, our pro forma as adjusted net tangible book value at the closing date would be approximately $14.6 million or $0.27 per share. This amount represents an immediate increase in pro forma net tangible book value of $0.21 per share to our existing shareholders as of the date of this Offering Circular, and an immediate dilution in pro forma net tangible book value of approximately $1.23 per share to new investors purchasing Common Shares in this Offering at a price of $1.50 per Common Share.

The following table illustrates the approximate per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Common Shares offered for sale in this Offering (after deducting our estimated offering expenses of up to $960,000):

Funding Level	100% of Raise	75% of Raise	50% of Raise	25% of Raise
NET proceeds from financing	$11,560,000	$8,652,000	$5,720,000	$2,830,000
Offering Price Per Unit	$1.50	$1.50	$1.50	$1.50
Proforma Net Tangible Book Value per Common Share before Offering	$0.07	$0.07	$0.07	$0.07
Increase per Common Share attributable to investors in this Offering	$0.21	$0.16	$0.11	$0.06
Pro forma net tangible book value per Common Share after the Offering	$0.27	$0.23	$0.18	$0.12
Dilution to investors after the Offering	$1.23	$1.27	$1.32	$1.38

PLAN OF DISTRIBUTION & SELLING SECURITYHOLDERS

The Securities are being offered by us on a "best-efforts" basis. There is no aggregate minimum to be raised in order for the Offering to become effective and therefore the Offering will be conducted on a "rolling basis." This means we will be entitled to begin applying "dollar one" of the proceeds from the Offering towards our business strategy, including, without limitation, research and development expenses, clinical study expenses, offering expenses, working capital and general corporate purposes, and other uses, as more specifically set forth in the "Use of Proceeds" section of this Offering Circular. There is no arrangement for the return of funds to investors if all of the Common Shares offered are not sold in the Offering.

This Offering will terminate on the earlier of (i) twelve (12) months after the commencement date of this Offering, unless earlier terminated or extended by the Company, (ii) the date on which the Maximum Offering is sold, or (iii) when the Board of Directors of the Company elects to terminate the Offering. The proceeds of this Offering may be deposited directly into the Company's operating account for immediate use by it, with no obligation to refund subscriptions. There is no escrow established for this Offering.

Commissions and Discounts

The following table shows the total maximum discounts, commissions, and fees payable to DealMaker Securities LLC (the "Broker") and its affiliates, as well as certain other fees in connection with this Offering by the Company.

	Per Share	Total
Public offering price	$1.500	$12,000,000
Maximum broker and affiliate commissions and fees,	$0.12	$(960,000)
Proceeds, including transaction fee(1)		$520,000
Proceeds, before other expenses	$1.38	$11,560,000

(1) Investors will be required to pay directly to the Company a Transaction Fee equal $65 at the time of the investors' subscription. The transaction fee paid by any individual investor will be included as part of the aggregate purchase price paid by the investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C) of Regulation A under the Securities Act. The offering table shows the effect of this transaction fee as if all investors paid the transaction fee equal to $65. Assuming the offering is fully subscribed with each investor subscribing the minimum $1500, and all investors utilized the Dealmaker platform, and all investors paid the transaction fee $65, investors would pay the Company total transaction fees of $520,000. This amount is included since it counts towards the rolling 12-month maximum offering amount that the company is permitted to raise under Regulation A.

Other Terms

DealMaker Securities, LLC, a broker-dealer registered with the Commission and a member of FINRA, has been engaged to provide the administrative and compliance related functions in connection with this offering, and as broker-dealer of record, but not for underwriting or placement agent services. Assuming a fully subscribed offering of $12,000,000, the total aggregate fees payable to the Broker and its affiliates will not exceed $960,000 (8%).

The aggregate fees payable to the Broker and its affiliates are described below.

a.) Administrative and Compliance Related Functions

DealMaker Securities, LLC will provide administrative and compliance related functions in connection with this offering, including:

  Reviewing investor information, including identity verification, performing Anti-Money Laundering ("AML") and other compliance background checks, and providing issuer with information on an investor in order for issuer to determine whether to accept such investor into the Offering;
  If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;
  Coordinating with third party agents and vendors in connection with performance of services;
  Reviewing each investor's subscription agreement to confirm such investor's participation in the Offering and provide a recommendation to us whether or not to accept the subscription agreement for the investor's participation;
  Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;
  Providing a dedicated account manager; and
  Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements.
  Such services shall not include providing any investment advice or any investment recommendations to any investor.

We have agreed to pay Broker and its affiliates fees consisting of the following:

  A one time $55,000 advance against accountable expenses for the provision of compliance consulting services and
  A cash commission equal to one percent (1%) of the amount raised in the offering

b.) Technology Services

The Company has also engaged Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of Broker, to create and maintain the online subscription processing platform for the offering

After the Commission has qualified the Offering Statement, the Offering will be conducted using the online subscription processing platform of Novation Solutions Inc. O/A DealMaker, an affiliate of the Broker, through our website at www.investshackelford.com, whereby investors in the Offering will receive, review, execute, and deliver subscription agreements electronically. Payment of the purchase price for the Shares will be made through a third party processor by ACH debit transfer or wire transfer or credit card to an account designated by us.  The Broker is not participating as an underwriter or placement agent in the Offering and will not solicit any investments, recommend our securities, provide investment advice to any prospective investor, or distribute the Offering Circular or other offering materials to potential investors. All inquiries regarding the Offering should be made directly to our Company.

For these services, we have agreed to pay DealMaker:

  A monthly platform hosting and maintenance fee of $1,000
  Various usage fees described in the DealMaker Securities Order Form, including $15 per electronic subscription package completed and $15 per funded investor; and
  Payment processing expenses, which are expected to be approximately three percent (3%) of the offering proceeds and Transaction Fee proceeds

c.) Marketing and Advisory Services

The Company has also engaged DealMaker Reach LLC, an affiliate of DealMaker Securities LLC, for certain marketing advisory and consulting services charged monthly at $15,000 in cash up to a maximum of $180,000.  DealMaker Reach will consult and advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress, and advise on strategic planning, implementation, and execution of Company’s capital raise marketing budget.

d.) Private Placement Services

DealMaker Securities and Entoro Securities LLC have entered into a commission sharing agreement pursuant to which Entoro Securites LLC will be a participating member with respect to this offering.  Entoro Securities LLC will source and direct potential investors to the Company’s Invest Now Landing Page. Entoro Securities LLC will receive cash commissions equal to ¾ of the fees payable to the Broker and its affiliates originating from the efforts of Entoro Securities LLC.

The Administrative and Compliance fees, Technology Services Fees, Marketing and Advisory Services fees, and Private Placement Services fees payable to all participating members as described above in a.). b.), c.) and d.) will, in aggregate, not exceed the following maximums set forth below.

If the Total Offering Amount is	Maximum Compensation to Broker and its affiliates would be (as % of Total Offering Amount)
$3,000,000	10%
$6,000,000	9%
$9,000,000	8.5%
$12,000,000 (maximum)	8%

Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer's securities. None of our officers or directors are subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. None of our officers or directors will be compensated in connection with his participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. None of our officers or directors are, or have been within the past 12 months, a broker or dealer, and none of them are, or have been within the past 12 months, an associated person of a broker or dealer. At the end of the offering, our officers or directors will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Our officers or directors will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii) except that for securities issued pursuant to rule 415 under the Securities Act, the 12 months shall begin with the last sale of any security included within one rule 415 registration.

Subscription Procedures

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Common Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only, and checks will not be accepted. Investors will subscribe via the Company’s website and investor funds will be processed via DealMaker’s integrated payment solutions. Funds will be held in the Company’s payment processor account until the Broker has reviewed the proposed subscription, and the Company has accepted the subscription. Funds released to the Company’s bank account will be net funds (investment less payment for processing fees and a holdback equivalent to 5% for 90 days).

The Company will be responsible for payment processing fees. Upon each closing, funds tendered by investors will be made available to the Company and the selling stockholders for their use.

In order to invest, you will be required to subscribe to the offering via the Company’s website integrating DealMaker’s technology and agree to the terms of the offering, Subscription Agreement, and any other relevant exhibit attached thereto.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of their net worth (excluding the investor’s principal residence).

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Broker will review all subscription agreements completed by the investor. After Broker has completed its review of a subscription agreement for an investment in the Company, and the Company has elected to accept the investor into the offering, the funds may be released to the Company.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the Company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the Company receives oversubscriptions in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, the Company has not set a maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or credit card will be returned to subscribers within 30 days of such rejection without deduction or interest.

DealMaker Securities LLC (the “Broker”) has not investigated the desirability or advisability of investment in the Common Stock, nor approved, endorsed or passed upon the merits of purchasing the Common Stock. Broker is not participating as an underwriter and under no circumstance will it recommend the Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Broker is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this offering. Based upon Broker’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of Broker in this offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the Company. All inquiries regarding this offering should be made directly to the Company.

Selling Security Holders

No Securities are being sold for the account of security holders; all net proceeds of this offering will go to the Company.

USE OF PROCEEDS

If the Maximum Offering is sold, the maximum gross proceeds from the sale of our Common Shares will be $12,000,000. As of the date of this Offering Circular, $0.00 has been raised under this Offering. The net proceeds from the total Maximum Offering is expected to be approximately $10,500,000 after expenses related to the Offering, including legal and accounting costs, filing fees, marketing and selling expenses and potential selling commissions. The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ. We expect from time to time to evaluate the acquisition of businesses, intellectual property, products and technologies for which a portion of the net proceeds may be used, although we currently are not planning or negotiating any such transactions. The following table represents management's best estimate of the uses of the net proceeds received from the sale of the Shares assuming the sale of, respectively, 100%, 75%, 50% and 25% of Shares offered for sale in this Offering.

Percentage of Offering Sold	100% of Raise	75% of Raise	50% of Raise	25% of Raise
Chemistry, Manufacturing and Control	$3,400,000	$3,400,000	$2,000,000	$600,000
Pre-Clinical, Regulatory and Clinical Prep	$3,300,000	$1,400,000	$1,200,000	$600,000
Research and Develop overhead	$2,500,000	$2,400,000	$1,500,000	$1,000,000
Total Research and Development	$9,200,000	$7,200,000	$4,700,000	$2,200,000

General Working Capital	$2,360,000	$1,425,000	$1,020,000	$630,000

Total Proceeds from Offering	$11,560,000	$8,625,000	$5,720,000	$2,830,000

We are a pre-revenue biopharmaceutical company that began operations in June 2018. The Company is dedicated to developing, seeking regulatory approval for and commercializing medicines addressing epilepsy and related neurological disorders.

The amounts set forth above are our current estimates for such development, and we cannot be certain that actual costs will not vary from these estimates. Our management has significant flexibility and broad discretion in applying the net proceeds received in this Offering. We cannot assure you that our assumptions, expected costs and expenses and estimates will prove to be accurate or that unforeseen events, problems or delays will not occur that would require us to seek additional debt and/or equity funding, which may not be available on favorable terms, or at all. See the "Risk Factors" section of this Offering Circular.

The Company intends to use a portion of the proceeds raised in this Offering to fund general working capital, including compensation payable to its executive officers as described under the "Compensation of Executive Officers" section of this Offering Circular.

If the maximum amount is raised under this Offering, the total number of Common Shares outstanding will be 53,463,767 following the Offering.

This expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering.

Although our business does not presently generate any cash, we believe that if we raise the Maximum Amount in this Offering, that we will have sufficient capital to finance our operations for at least the next nine months. However, if we do not sell the Maximum Amount or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. Further, we expect that during that nine month period, we will need to raise an additional approximately $20 million to finance the Phase 2 study and additional fund after that to complete our clinical and regulatory work and gain approval for our product until such time that we can conduct profitable revenue-generating activities.

We intend to invest the net proceeds from this Offering in a variety of capital preservation investments, including without limitation, short-term, investment grade, interest bearing instruments and government securities. We may also use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses, products or technologies, although we have no present commitments or agreements for any specific acquisitions or investments.

DESCRIPTION OF BUSINESS

Overview

The Company is a clinical-stage biopharmaceutical company dedicated to developing, seeking regulatory approval for and commercializing medicines addressing epilepsy and related neurological disorders. Discovered in the 1990's, the endocannabinoid system is an important biological system involved in regulating many processes including immune responses, metabolism, and memory, among many others. Consequently, the Company believes that drugs that address this system could have application in the treatment of a variety of epileptic conditions. Shackelford has leveraged real-world data from Dr. Shackelford's clinical practice to guide our development decisions. Our first drug candidate is for the treatment of seizure disorders, either alone or in combination with other drugs.

Dr. Shackelford is supported by an expert medical and pharmaceutical team with a wealth of experience in end-to-end drug development (including preclinical neuroscience, toxicology, clinical research and development, clinical operations, project management, regulatory and medical document submission preparation, and formulation development), commercial operations, and marketing, to manage the development and commercialization of pharmaceutical products. It is the intention of the Company to be a trusted medical solution provider for prescribing healthcare professionals, regulatory agencies, payors and the patients for whom our therapies will be prescribed.

The Company's goal is to become the global leader in the development and commercialization of regulated endocannabinoid focused therapies that:

• address unmet medical needs;

• meet the regulatory requirements of the pharmaceutical industry;

• comply with the legal and regulatory environments in major markets;

• provide clinicians with the confidence to treat their patients

Since inception, the Company has continued to evolve its business as it matures and gains further insights into its opportunities. The Company is focused on the development of FDA- approved pharmaceutical products. Six different therapeutic areas were identified from Dr. Shackelford's real-world evidence. Those six areas were refined and prioritized to initially focus on epilepsy. The Company believe that its focus will deliver the best ROI given its limited resources.

Our Products and Services

Dr. Alan Shackelford has a history of pioneering in Epilepsy. His clinical experience and insights are the foundation of our company and our epilepsy drug development program. Dr. Shackelford's treatment of a young girl with Dravet Syndrome thrust him into the national spotlight as the success of his treatment was highlighted in a CNN documentary. Dr. Shackelford went on to treat many different epileptic disorders targeting the endocannabinoid system. His success has led the Company to pursue the development of its first compound SP1707.

SP1707

SP1707 is the development name/number of the Company's first drug candidate undergoing clinical development. SP1707 is being developed, ultimately, as a proprietary long-acting oral cannabinoid formulation that is amenable to being dosed once daily in patients. The initial Phase 2 study of SP1707 in epilepsy patients will use an immediate-release oral formulation of SP1707.

The Company has hired an experienced Chemistry, Manufacturing, and Controls ("CMC") expert to oversee the development of this proprietary formulation. There is a risk that we may not achieve a novel formulation and that could affect our future development and commercialization plans. The Company intends to have this extended-release, proprietary formulation ready in time for our Phase 3 trial(s). A bridging study, comparing our original immediate-release formulation (to be used in our Phase 2 trial) to the novel proprietary long-acting formulation will be conducted once prototype(s) of the novel formulation are available.

Shackelford conducted a structured request for proposal process in 2022 evaluating multiple Contract Development & Manufacturing Organizations ("CDMOs") for the development and manufacturing of SP1707. The Company has entered into an agreement with its chosen CDMO partner for the manufacture of Phase 2 clinical trial supplies. The Company has not signed any agreements related to the formulation development of the targeted final proprietary extended-release formulation.  Currently, the Company is using a several-prong approach to select its partner for the development of this final formulation.

Pre-Clinical Development and Real-World Patient Experience

SP1707 underwent a series of pre-clinical trials to test its effectiveness in epilepsy animal models. SP1707 was successful at achieving results that warranted this drug candidate being moved forward in the development process.

The Company also evaluated patient data from Dr. Shackelford's real-world experience and discovered that similar human dose equivalents effective in the Company's animal trials were also effective at significantly impacting patients suffering from epilepsy in many patients. The Company is initially focusing on a specific seizure type for its first indication for SP1707. This indication is backed by ~356 patient treatment years of data.

Dr. Shackelford’s Real-World Experience Compared to Published Data from Jazz Pharmaceuticals, plc.
	SP1707	SP1707	EPIDIOLEX®	EPIDIOLEX®
	Adult	Pediatric	Ped. RCTs	EAP
Demographics
Number of Patients	82	13	61-76 per indication	892
Male/Female	47/35	8/5	N/A	464/428
SZ/Epilepsy Duration Prior to SP1707 Treatment	Mean= 15.55; Up to 46 yrs	Mean=6.6; Up to 16 yrs	<18 yrs	N/A (age range 0-75, median 12 yrs)
Duration of Follow-Up (years)	307	49	~14-20	1755
Disease Outcomes: Benefit Comparison
Indication	Undisclosed	Undisclosed	DS, LGS, TSC	TRE
Responder Rate (>/=50% reduction in seizure frequency over 1 year period)	71% (24/34)	60% (6/10))	~45% @14 wks	53% @48 wks
1 YR Seizure Remission Rate (in patients with 1+ seizures in prior year with at least 1 year follow up post SP1707 treatment initiation)	44% (15/34)	40% (4/10)	6-7% @14 wks	11% @48 wks
Expected 1 YR Seizure Remission Rate	4-5%	4-5%	4-5%	4-5%
Increase in 1 YR Seizure Remission Rate over expected	~9X	~9X	~1.5X	~2X
Disease Outcomes: Safety
Adverse Events	2% (2/82)	0% (0/13)	Up to 12%	7%

KEY:
RCT = randomized controlled trial
EAP = expanded access program
N/A = not available
SZ = seizures
DS = Dravet Syndrome
LGS = Lennox-Gastaut Syndrome
TSC = Tuberous Sclerosis Complex
TRE = Treatment Resistant Epilepsy

The combination of the animal data and real-world experience in patients has given the Company confidence to move SP1707 into the next phase of development - into human clinical trials.

SP1707 is the development name/number of the Company's first drug candidate undergoing clinical development that contains the active ingredient used by Dr. Alan Shackelford in his real-world experience in patients. The initial Phase 2 study of SP1707 in epilepsy patients will use an immediate-release oral formulation of SP1707 that will mimic the release characteristics of the cannabinoid that Dr. Shackelford used in his real-world experience treating patients. Ultimately, SP1707 is being developed as a proprietary extended-release oral cannabinoid formulation that is amenable to being dosed once daily in patients.

Clinical Trials

The Company has conducted a pre-IND meeting with the FDA in Sept 2022 and has received important input into expectations for our upcoming IND submission and the planned Phase 2 clinical trial. We believe the feedback from the FDA reduces the risk that the Company does not receive FDA approval to begin its Phase 2 clinical trial when the Company submits its IND application, which we expect to do in 2023. Upon meeting the requirements of the FDA for an IND, the Company plans to enter a Phase 2 trial in 2023. This proof-of-concept trial is being designed to test SP1707 in patients suffering from epileptic seizures. In parallel to this safety and efficacy study, the Company plans to complete a clinical formulation screening / pharmacokinetic ("PK") bridging study, in order to facilitate novel formulation selection for the pivotal Phase 3 program. Upon successful conclusion of the Phase 2 and formulation screening / PK bridging studies, the Company will progress additional preparatory enabling activities required for its pivotal Phase 3 trial(s).

Intellectual Property

The Company has hired a reputable intellectual property firm as their IP counsel, who worked with the Company's management team to conduct an IP landscape review and a subsequent Freedom to Operate Opinion ("FTO"). The FTO was received in Q2 2022. Subsequently, Shackelford submitted a provisional patent application related to the use of SP1707 for the treatment of seizure disorders, either alone or as adjunctive therapy.  This application included supportive preclinical data and real-world experience.

Competition

The biotechnology and pharmaceutical industries are subject to rapid and intense technological and regulatory change. We face, and will continue to face, competition in the development and marketing of our product candidates from other biotechnology and pharmaceutical companies, medical research institutions, government agencies and academic institutions. Some of these companies may have longer operating histories, more financial resources and more experience than the Company. Increased competition by larger and well-financed competitors, and/or competitors that have longer operating histories and more manufacturing and marketing experience than the Company, could have a material adverse effect on the Company's business, financial condition and results of operations. We face, and will continue to face, competition in the development and marketing of our product candidates from other biotechnology, pharmaceutical companies, medical cannabis companies, research institutions, government agencies and academic institutions. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. To become and remain competitive, the Company will require research and development, marketing, sales and support. The Company may not have sufficient resources to maintain research and development, marketing, sales and support efforts on a competitive basis, which could materially and adversely affect the business, financial condition, results of operations or prospects of the Company.

Despite having more than 25 approved epilepsy medications available in the US, about 36% of people with epilepsy still experience uncontrolled seizures. Many of these medicines have significant undesirable side effects that can seriously affect the patients' quality of life. Importantly, for many epilepsy patients, the suffering they endure goes well beyond seizures. They struggle with depression, impaired cognition, impaired brain development or even reversal of development progress in children. Regular seizures cause brain damage and can lead to patients needing to have sections of brain surgically removed.

The Company believes that there is an opportunity to provide a better treatment option for patients with epilepsy. Shackelford's drug candidate SP1707 is being developed for the treatment of acute and chronic seizure disorders, either alone or as adjunctive therapy.

Property

The Company does not currently own, rent or lease any property. The Company may enter into a lease agreement for office space in the future; however, no assurance can be provided that this will occur. The Company currently has no plans to acquire any real property.

Regulatory Environment

Government Regulation and Product Approval

Government regulation and product approval is required in order for a new drug to enter the market. We are currently entering the clinical development stage for SP1707. Since we plan to conduct our initial Phase 2 clinical study in the US, approval to conduct this is required from the FDA (IND clearance). To date, this approval has not been granted.

FDA Approval Process

In the US, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, or the FDC Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable US requirements may subject a company to a variety of administrative or judicial sanctions, such as imposition of clinical holds, FDA refusal to approve pending NDAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, civil penalties and criminal prosecution.

Pharmaceutical product development in the US typically involves pre-clinical laboratory and animal tests and the submission to the FDA of an IND, which must become effective before clinical testing may commence in the United States. For commercial approval, the sponsor must submit adequate tests by all methods reasonably applicable to show that the drug is safe for use under the conditions prescribed, recommended or suggested in the proposed labeling. The sponsor must also submit substantial evidence, generally consisting of adequate, well-controlled clinical trials to establish that the drug will have the effect it purports or is represented to have under the conditions of use prescribed, recommended or suggested in the proposed labeling. In certain cases, the FDA may determine that a drug is effective based on one clinical study plus confirmatory evidence. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Pre-clinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the pre-clinical tests must comply with federal regulations and requirements, including the FDA's good laboratory practices regulations and the US Department of Agriculture's ("USDA") regulations implementing the Animal Welfare Act. The results of pre-clinical testing are submitted to the FDA as part of an IND application along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long-term pre-clinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not imposed a clinical hold on the IND or otherwise commented or questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations, (ii) in compliance with Good Clinical Practice ("GCP"), an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors, and (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing of an investigational drug on US healthy subjects or patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial participants. The clinical trial protocol and informed consent information for participants in clinical trials must also be submitted to an institutional review board, or IRB, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements or may impose other conditions.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In general in Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. The FDA may, however, determine that a drug is effective based on one clinical study plus confirmatory evidence. Only a small percentage of investigational drugs complete all three phases and obtain marketing approval. In some cases, the FDA may require post-market studies, known as Phase 4 studies, to be conducted as a condition of approval in order to gather additional information on the drug's effect in various populations and any side effects associated with long-term use. Depending on the risks posed by the drugs, other post-market requirements may be imposed.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. The FDA approval of the NDA is required before marketing of the product may begin in the US. The NDA must include the results of all pre-clinical, clinical, and other testing and a compilation of data relating to the product's pharmacology, chemistry, manufacture, and controls (CMC). The cost of preparing and submitting an NDA is substantial.  The standard new product NDA is one inclusive of all the newly generated pre-clinical, nonclinical, CMC and clinical data and will utilize a US regulatory strategy referred to as a Section 505(b)(1) NDA.  This pathway is necessary for drug products that include new chemical entities (NCEs).

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency's threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. Under the statute and implementing regulations, the FDA has 180 days (the initial review cycle) from the date of filing to issue either an approval letter or a complete response letter, unless the review period is adjusted by mutual agreement between the FDA and the applicant or as a result of the applicant submitting a major amendment. In practice, the performance goals established pursuant to the Prescription Drug User Fee Act have effectively extended the initial review cycle beyond 180 days. The FDA's current performance goals call for the FDA to complete review of 90 percent of standard (non-priority) NDAs within 10 months of receipt and within six months for priority NDAs, but two additional months are added to standard and priority NDAs for a new molecular entity ("NME").

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee, which is typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with cGMP is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA's satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing 90 percent of resubmissions within two to six months depending on the type of information included.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for health care professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug's safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Shackelford intends to utilize a streamlined US FDA regulatory strategy for SP1707 known as Section 505(b)(2).

The alternative regulatory strategy that the Company intends to use is a special type of NDA, commonly referred to as a Section 505(b)(2) NDA.  The 505(b)(2) pathway allows companies to rely in part on the FDA’s findings of safety and efficacy for a previously approved product and to supplement these findings with a more limited set of their own studies to satisfy FDA requirements, as opposed to conducting the full array of preclinical and clinical studies that would typically be required. The applicant may rely upon the FDA's findings with respect to certain preclinical or clinical studies conducted for an approved product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for certain label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.  The Company believes it is eligible to use the 505(b)(2) pathway for SP1707 and there was no objection to this during the Company's Pre-IND meeting with FDA in Sept 2022. There is no certainty that the FDA will agree and allow the Company to use the 505(b)(2) pathway for SP1707.  If the FDA rejects the Company’s application to use the 505(b)(2) pathway then the Company will have to carry out testing that it had not planned to undertake.  This would significantly increase the cost and time to begin the phase 2 study for SP1707.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of certain FDA-regulated products, including prescription drugs, are required to register and disclose certain clinical trial information on a public website maintained by the US National Institutes of Health. Information related to the product, patient population, phase of investigation, study sites and investigator, and other aspects of the clinical trial is made public as part of the registration. Sponsors are also obligated to disclose the results of these trials after completion. Disclosure of the results of these trials can be delayed for up to two years if the sponsor certifies that it is seeking approval of an unapproved product or that it will file an application for approval of a new indication for an approved product within one year. Competitors may use this publicly available information to gain knowledge regarding the design and progress of our development programs.

Fast Track Designation, Accelerated Approval, and Breakthrough Therapy Designation

The FDA is required to facilitate the development, and expedite the review, of drugs that are intended for the treatment of a serious or life-threatening disease or condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the Fast Track Program, the sponsor of a new drug candidate may request that the FDA designate the drug candidate for a specific indication as a Fast Track drug concurrent with, or after, the filing of the IND for the drug candidate. The FDA must determine if the drug candidate qualifies for Fast Track designation within 60 days of receipt of the sponsor's request.

Under the FDA's Accelerated Approval regulations, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments.

In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug from the market on an expedited basis. Unless otherwise informed by the FDA, for an accelerated approval product an applicant must submit to the FDA for consideration during the preapproval review period copies of all promotional materials, including promotional labeling as well as advertisements, intended for dissemination or publication within 120 days following marketing approval. After 120 days following marketing approval, unless otherwise informed by the FDA, the applicant must submit promotional materials at least 30 days prior to the intended time of initial dissemination of the labeling or initial publication of the advertisement.

In addition to other benefits such as the ability to use surrogate endpoints and engage in more frequent interactions with the FDA, the FDA may initiate review of sections of a Fast Track drug's NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA's time period goal for reviewing an application does not begin until the last section of the NDA is submitted. Additionally, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Finally, as part of FDA's expedited programs to facilitate drug development and product approval for serious or life-threatening conditions, Breakthrough Therapy Designation ("BTD") requires preliminary clinical evidence that demonstrates the drug may have substantial improvement on at least one clinically significant endpoint over available therapy. A BTD conveys all of the FTD features plus more intensive FDA guidance on an efficient drug development program, an organizational commitment involving senior FDA managers, and eligibility for rolling review and priority review (the NDA review clock will begin earlier).

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition - generally a disease or condition that affects fewer than 200,000 individuals in the US (or affects more than 200,000 in the US and for which there is no reasonable expectation that the cost of developing and making available in the US a drug for such disease or condition will be recovered from sales in the US of such drug). Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the US for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. If the FDA designates an orphan drug based on a finding of clinical superiority, the FDA must provide a written notification to the sponsor that states the basis for orphan designation, including "any plausible hypothesis" relied upon by the FDA. The FDA must also publish a summary of its clinical superiority findings upon granting orphan drug exclusivity based on clinical superiority. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

Controlled Substances Laws

The federal Controlled Substances Act of 1970, or CSA and its implementing regulations establish a "closed system" of distribution for controlled substances. The CSA imposes registration, security, recordkeeping and reporting, storage, manufacturing, distribution, labeling, importation, exportation, disposal and other requirements under the oversight of the DEA.  The DEA is the federal agency responsible for regulating controlled substances, and requires those individuals or entities that manufacture, import, export, distribute, research, or dispense controlled substances to comply with the regulatory requirements to prevent the diversion of controlled substances to illicit channels of commerce.

The DEA categorizes controlled substances into one of five schedules - Schedule I, II, III, IV, or V - with varying qualifications for listing in each schedule. Schedule I substances by definition have a high potential for abuse, have no currently "accepted medical use" in treatment in the United States and lack accepted safety for use under medical supervision. They may be used only in federally approved research programs and may not be marketed or sold for dispensing to patients in the United States. Pharmaceutical products having a currently accepted medical use may be listed as Schedule II, III, IV or V substances, with Schedule II substances presenting the highest potential for abuse and physical or psychological dependence, and Schedule V substances presenting the lowest relative potential for abuse and dependence. The regulatory requirements are more restrictive for Schedule II substances than Schedule III-V substances. For example, all Schedule II drug prescriptions must be signed by a physician, physically presented to a pharmacist in most situations, and cannot be refilled. While cannabis and some cannabinoids are Schedule I controlled substances, products approved for medical use by the FDA in the United States that contain cannabis or cannabinoids may be placed in Schedules II-V, since approval by the FDA satisfies the "acceptable medical use" requirement.

Facilities that research, manufacture, distribute, import or export any controlled substance must register annually with the DEA. The DEA registration is specific to the particular location, activity(ies) and controlled substances utilized. For example, separate registrations are required for importation and manufacturing activities, and each registration authorizes which schedules of controlled substances the registrant may handle. However, certain coincident activities are permitted without obtaining a separate DEA registration, such as distribution of controlled substances by the manufacturer that produces them.

The DEA inspects all manufacturing facilities to review security, record keeping, reporting and compliance with other DEA regulatory requirements prior to issuing a controlled substance registration. The specific security requirements vary by the type of business activity and the schedule and quantity of controlled substances handled. The most stringent requirements apply to manufacturers of Schedule I and Schedule II substances. Required security measures commonly include background checks on employees and physical control of controlled substances through storage in approved vaults, safes and cages, and through use of alarm systems and surveillance cameras. An application for a manufacturing registration as a bulk manufacturer (not a dosage form manufacturer or a repacker/relabeler) for a Schedule I or II substance must be published in the Federal Register, and is open for 30 days to permit interested persons to submit comments, objections, or requests for a hearing. A copy of the notice of the Federal Register publication is forwarded by the DEA to all those registered, or applicants for registration, as bulk manufacturers of that substance. Once registered, manufacturing facilities must maintain records documenting the manufacture, receipt and distribution of all controlled substances. Manufacturers must submit periodic reports to the DEA of the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances. Registrants must also report any controlled substance thefts or significant losses and must adhere to certain requirements to dispose of controlled substances. As with applications for registration as a bulk manufacturer, an application for an importer registration for a Schedule I or II substance must also be published in the Federal Register, which remains open for 30 days for comments. Imports of Schedule I and II controlled substances for commercial purposes are generally restricted to substances not already available from a domestic supplier or where there is not adequate competition among domestic suppliers. In addition to an importer or exporter registration, importers and exporters must obtain a permit for every import or export of a Schedule I and II substance, Schedule III, IV and V narcotic, specially designated Schedule III non-narcotics, or Schedule IV or V narcotics controlled in Schedule I or II by the Convention on Psychotropic Substances and submit import or export declarations for Schedule III, IV and V non-narcotics. In some cases, Schedule III non-narcotic substances may be subject to the import/export permit requirement, if necessary, to ensure that the US complies with its obligations under international drug control treaties.

For drugs manufactured in the United States, the DEA establishes annually an aggregate quota for the amount of substances within Schedules I and II that may be manufactured or produced in the United States based on the DEA's estimate of the quantity needed to meet legitimate medical, scientific, research and industrial needs. The quotas apply equally to the manufacturing of the API and production of dosage forms. The DEA may adjust aggregate production quotas a few times per year, and individual manufacturing or procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments for individual companies.

The states also maintain separate controlled substance laws and regulations, including licensing, recordkeeping, security, distribution, and dispensing requirements. State authorities, including Boards of Pharmacy, regulate use of controlled substances in each state. Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on our business, operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

We may decide to develop, manufacture or commercialize our product candidates in the United States or additional countries in the future. As a result, we may be subject to controlled substance laws and regulations from regulatory agencies in countries where we develop, manufacture or commercialize SP1707 in the future.

Starting materials for the active pharmaceutical ingredient in our product candidates may be classified by the United States Drug Enforcement Administration as controlled substances in the United States depending on their origin and purity. It is almost certain that SP1707 and its API, in its final approved form, will be classified as a controlled substance. However, the Company may be required (or desire) to seek confirmation by the DEA that the API in our lead product candidate is not a controlled substance. If our API is deemed not to be a controlled substance, this would eliminate additional costs and complexities associated with developing controlled substances, by facilitating the manufacturing (and/or) import of the API or the product to the US, while also simplifying the conduct of nonclinical studies and the selection of US clinical sites to conduct the clinical studies being planned for SP1707.

Regulatory Processes for Drug Development

The development of a drug candidate and issues relating to its approval and marketing are subject to extensive regulation by the FDA in the United States, the EMA in Europe, the Health Products, the Food Branch ("HPFB") of Health Canada within Canada, and the Therapeutic Goods Administration ("TGA") in Australia and other regulatory authorities in other countries, with regulations differing from country to country. We are not permitted to market drug candidates in the United States, Europe, Canada or Australia until we receive approval of a New Drug Application from the FDA in the United States, a Marketing Authorization Application from the EMA in Europe, a Notice of Compliance in Canada, or approval from the TGA in Australia. We have not submitted any marketing applications for any drug candidates as of the date of filing this Offering.

The process required by the FDA before a drug product may be marketed in the United States involves several steps which can take years to complete. As such it is both an expensive and uncertain process and we cannot be certain that any products we submit will ultimately be successful in obtaining approval. The typical FDA process for new chemical entities (NCEs) or new biological entities (NBEs) initially involves preclinical work and the completion of preclinical laboratory tests, which generally includes drug formulation studies and animal testing. If the initial work merits continued study, then the company developing the drug candidate would submit an IND Application to the FDA, which must first become effective before human clinical trials could begin. Should an IND be issued, there is a requirement to establish and undertake well-controlled, often extensive human clinical trials which must follow the FDA's good clinical practices ("GCPs") to establish the safety and efficacy of the proposed drug for its intended use. Clinical trials occur in three phases and involve human patients. Phase 1 emphasizes safety of the drug, and studies its side effects, how the drug is metabolized and how it is excreted. Phase 2 emphasizes the drug's effectiveness. The goal is to obtain preliminary data on whether the drug works in people with a certain disease or condition. In this phase, they compare the efficacy of the candidate drug against either a placebo or a different drug. Phase 3 includes one or more confirmatory efficacy and safety studies that often can involve more than  1,000 patients, and it gathers data about safety, efficacy, differences between populations, different dosages, and how the drug works in combinations with other drugs. If the drug candidate produces positive results in its clinical trials, the company could then make a submission to the FDA for a New Drug Application. During this process, the FDA could also conduct inspections of any manufacturing facility where the drug was to be manufactured, including the testing of the product and processes used to ensure the drug contains the proper purity, quality and dosage strength. Additionally, the FDA may choose to audit the nonclinical and clinical investigation sites that were involved in generating the data on which the NDA was based. The FDA has final review and approval authority over the drug candidate. Delays in approvals or rejections of marketing applications in the United States (or in Europe or other countries) may be based upon many factors, including regulatory requests for additional analyses, reports, data, pre-clinical studies and clinical trials, regulatory questions regarding different interpretations of data and results, changes in regulatory policy during the period of product development and the emergence of new information regarding the drug candidate or other products. Regulatory approval for a drug candidate can also be withdrawn.  Note that Shackelford intends to use an alternative regulatory pathway in the United States for its lead program; namely a 505(b)(2) pathway.  The 505(b)(2) pathway allows companies to rely in part on the FDA's findings of safety and efficacy for a previously approved product and to supplement these findings with a more limited set of their own studies to satisfy FDA requirements, as opposed to conducting the full array of preclinical and clinical studies that would typically be required. The applicant may rely upon the FDA's findings with respect to certain preclinical or clinical studies conducted for an approved product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for certain label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

Health Canada's HPFB is the national authority that regulates, evaluates and monitors the safety, efficacy, and quality of therapeutic and diagnostic products available to Canadians. Drugs are authorized for sale in Canada once they have successfully gone through the drug review process. This process is the means by which a drug application is reviewed by scientists in the HPFB to assess the safety, efficacy and quality of a drug. The regulation requires the company behind a new drug candidate to file a New Drug Submission ("NDS") with the HPFB. This contains information and data about the drug's safety, effectiveness and quality. It includes the results of the preclinical and clinical studies, whether done in Canada or elsewhere, details regarding the production of the drug, packaging and labelling details, and information regarding therapeutic claims and side effects. HPFB performs a thorough review of the submitted information, and evaluates the safety, efficacy and quality data to assess the potential benefits and risks of the drug. Additionally, the HPFB reviews the information that the drug sponsor proposes to provide to health care practitioners and consumers about the drug (e.g. the label, product brochure). If, at the completion of the review, the conclusion is that the benefits of the drug outweigh the risks and that the risks can be mitigated, the drug is issued a Notice of Compliance ("NOC"), as well as a Drug Identification Number ("DIN") which indicates the drug's official approval, and permits the sponsor to market the drug in Canada.

Employees

The Company currently has 3 employees, and 15 contracted individuals who are providing their services as independent consultants.

We plan to engage additional contractors and consultants from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Please refer to the Company's annual report pursuant to Regulation A on Form 1-K for the fiscal annual year ended September 30, 2021, which the Company filed with the SEC on January 26, 2022 and is incorporated by reference herein, for management's discussion and analysis of financial condition and results of operations for the year- ended September 30, 2021.

Please refer to the Company's semiannual report pursuant to Regulation A on Form 1-SA for the semi-annual period ended March 31, 2022, which the Company filed with the SEC on June 28, 2022 and is incorporated by reference herein, for management's discussion and analysis of financial condition and results of operations for the six months ended March 31, 2022.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth our executive officers and directors as of the date of this Offering Circular:

Name	Position	Age	Term in Office	Approximate hours per week for part time employees
Mark Godsy	Chief Executive Officer & Chairman of the Board	67	Since inception	n/a
Dr. Alan Shackelford	Director	72	Since inception	n/a
Kathleen Cantagallo	Director	63	December 2, 2021	n/a
Dr. Susan Learned	Head of Research & Development[1]	53	November 14, 2021	16
Christopher Clark	Chief Financial Officer	50	March 15, 2021	16

1 Not a named officer of the company; consultant acting in the position as disclosed in the table above

Business Experience

Mark Godsy, LLB. Founder, Chief Executive Officer, and Director

Mark is a seasoned and successful biotechnology and technology entrepreneur. Mark has started or co-founded many successful companies, including two multi-billion dollar valuation biotech firms - ID Biomedical, which became Canada's largest vaccine company and the fifth-largest vaccine company in the world; and Angiotech Pharmaceuticals, which created the first coated stent, which has gone on to save tens of millions of lives.

Mark began his career as a lawyer, having first practiced law for approximately four years in Vancouver, BC, Canada. He subsequently served in a variety of corporate positions with early and mid stage growth companies, acting as CEO, CFO, director, chairman, or advisor, depending upon the need and interest of the venture. These roles covered many sectors but emphasised the health and wellbeing of people and the planet. Mark is passionate about building teams and realizing synergies that can help create great results. He has also been involved in mentoring programs for CEOs of junior biotechs, as well as law students, and he is frequently approached to do the same for budding entrepreneurs.

Mark is currently the Chairman and CEO of Naqi Logix Inc., a revolutionary technology platform that transforms our inconspicuous micro-gestures into instant commands to control all IOT devices. Since 2015, he has served as Executive Chairman of Exro Technologies., a company focused on improving the efficiency of electric motors and generators He also currently serves as Chairman of Code Zero, a technology company focused on developing an IOT platform that allows devices with different architectures to communicate with one another. He serves on the advisory board for the Faculty of Law at McGill University and holds a BA from the University of British Columbia and a law degree from McGill and is a non practising member of the Law Society of British Columbia.

Dr. Alan Shackelford, MD. Founder, Chief Medical Officer and Director

Dr. Shackelford is a Harvard Medical School trained internist and researcher who is one of the world's foremost authorities on the clinical uses of cannabis. Over the last decade, through his clinic in Colorado, Dr. Shackelford has successfully treated thousands of patients suffering from a variety of medical ailments. He has been widely interviewed by media and has been featured in numerous television programs related to his knowledge in medical cannabis. As a thought leader, he has been invited to speak and educate numerous state government agencies on establishing structures and rules governing medical cannabis programs. Dr. Shackelford received his B.A. from Grinnell College and graduated from the University of Heildelberg School of Medicine in Germany, completing his internship, residencies and fellowship training through the Harvard Medical School.

Over the last 12 years, Dr. Shackelford has consulted with thousands of patients for whom medical cannabis has proven to be beneficial and has worked with government agencies in a number of American states and in several  other  countries  on  establishing  structures  and  rules  governing  medical  cannabis programs. In addition to his medical practice, he also serves as a physician member of the Board of Medicine of the state of Colorado.

Kathleen Cantagallo, Director

Kathleen's 30+ years of Life Science Industry experience spans all phases of pharmaceutical product development, from Phase I-IV, across a variety of therapeutic areas. She has held numerous leadership roles ranging from Global Director of Investigational Products, Director of Planning and Strategy for Neuroscience Therapeutics, Global Product Director, and Global Product Vice President at Astra Zeneca plc. Her work and leadership accomplishments include successful development of portfolio assets including regulatory submissions and negotiations, product approval, launch and commercialization at Astra Zeneca plc.

Currently, Kathleen is the CEO of Drug Development Strategic Consulting, LLC, VP of Alliances at RheoTek Medical, and a Strategic Business Advisor at the University City Science Center in Philadelphia.

Dr. Susan Learned, M.D., Pharm.D., Ph.D. Head of Research and Development

Susan is an extremely accomplished research scientist, medicines developer and pharmaceutical executive with 25+ years of pharmaceutical industry experience spanning all phases of drug discovery and development.  Susan most recently was the SVP of Global Medicines Development at Indivior, accountable for all discovery, development and life-cycle management strategy and operations across Indivior's portfolio, as well as key supportive functions.  Prior to this, she spent nearly 20 years with GlaxoSmithKline, including roles as VP, Medicines Development Lead and Franchise Head, Stiefel, VP and Head, Discovery Medicine Unit in Shanghai, China, Head of Neuroscience Discovery Scientific Licensing for Worldwide Business Development, and Head of Neuroscience Discovery Medicine, North America.  Susan has led or been an integral part of more than 60 successful NDAs, sNDAs, and global regulatory submissions.

Christopher Clark, Chief Financial Officer

Chris brings 25+ years finance and accounting experience to Shackelford. He also continues to hold the role of CFO at Neovasc (TSX, NASDAQ: NVCN) since April 2007. Chris received his CA designation from ICAEW, articling with KPMG before moving to Canada in 1998. He has an honors degree in Economics from Swansea University and pursued post graduate studies at Keble College, Oxford.

Involvement in Certain Legal Proceedings

Our Chief Financial Officer, Chris Clark, is also the Chief Financial Officer of Neovasc Inc (TSX, Nasdaq: NVCN), and is a director and chairman of the audit committee of Aequus Pharmaceuticals Inc (TSXV:AQS).

Neovasc Inc ("Neovasc")

Shareholder Class Action Litigation (Appeal Pending)

On November 5, 2020, a putative shareholder class action lawsuit was filed in the United States District Court for the Southern District of New York against Neovasc, Fred Colen, Neovasc's CEO, and Christopher Clark, Neovasc's CFO: Gonzalez v. Neovasc Inc., et al., Case No. 7:20-cv-09313 (S.D.N.Y.) (the "Gonzalez Action").  The complaint in the Gonzalez Action purported to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between November 1, 2019 and October 27, 2020, inclusive.  On November 25, 2020, a second putative shareholder class action lawsuit was filed in the United States District Court for the Southern District of New York against Neovasc and Messrs. Colen and Clark: Siple v. Neovasc Inc., et al., Case No. 1:20-cv-09948 (S.D.N.Y.) (the "Siple Action").  The complaint in the Siple Action purported to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between October 10, 2018 and October 27, 2020, inclusive.

The complaints in both the Gonzalez Action and the Siple Action contained similar allegations that the defendants made materially false and/or misleading statements, as well as failed to disclose material adverse facts about Neovasc's business, operations, and prospects.  Specifically, the complaints' allegations relate to the premarket approval process with the U.S. Food and Drug Administration for Neovasc's Reducer medical device for the treatment of refractory angina.  Both complaints asserted the same two causes of action: (i) a violation of Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 promulgated thereunder against all defendants; and (ii) a violation of Section 20(a) of the Exchange Act against Messrs. Colen and Clark.

On January 26, 2021, the court issued an order consolidating the Gonzalez Action and the Siple Action under a new case style: In re Neovasc Inc. Securities Litigation, Case No. 7:20-cv-09313 (S.D.N.Y.) (the "Consolidated Action").  The order also appointed Pratap Golla as the lead plaintiff ("Lead Plaintiff") and the law firms of Pomerantz LLP and Holzer & Holzer LLC as Co-Lead Counsel for the class in the Consolidated Action.  The order further directed Lead Plaintiff to file a Consolidated Amended Complaint in the Consolidated Action.  On March 19, 2021, Lead Plaintiff filed a Consolidated Amended Complaint.

The Consolidated Amended Complaint named Neovasc, Messrs. Colen and Clark, Bill Little, Neovasc's COO, and Shmuel Banai, Neovasc's Medical Director, as defendants (the "Defendants").  The Consolidated Amended Complaint purported to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between October 10, 2018 and January 15, 2021, inclusive.  The Consolidated Amended Complaint contained allegations similar to the complaints in the Gonzalez Action and the Siple Action and asserted the same two causes of action: (i) a violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants; and (ii) a violation of Section 20(a) of the Exchange Act against Messrs. Colen, Clark, Little, and Banai.

The Defendants' motion to dismiss the Consolidated Amended Complaint was served on June 14, 2021. On February 1, 2022, after the conclusion of oral argument on Defendants' motion to dismiss, the Consolidated Amended Complaint was dismissed in its entirety with prejudice and without leave to amend. On February 22, 2022, the Lead Plaintiff filed an appeal to the United States Court of Appeals for the Second Circuit (the "Court of Appeals"). On May 13, 2022, the Lead Plaintiff filed their initial appellate brief. On August 10, 2022, the Defendants filed their response appellate brief. On August 31, 2022, the Lead Plaintiff filled their reply brief. The Company anticipates that oral arguments will be heard sometime in early 2023.

Aequus Pharmaceuticals Inc.("Aequus")

Failure to file cease trade order (order now revoked)

On May 9, 2022, Aequus was subject to a failure to file cease trade order ("CTO") issued by the British Columbia Securities Commission ("BCSC") relating to a failure to file Aequus' audited annual financial statements, annual management's discussion and analysis and annual information form for the year ended December 31, 2021. (collectively, the "Annual Filings"). As a consequence of the CTO, the BCSC suspended trading of the Aequus' securities. The Annual Filings were filed June 30, 2022, and the BCSC revoked the CTO on July 12, 2022 with trading resuming on July 14, 2022. The delayed filing of the 2021 Annual Disclosure resulted from delays in Aequus' auditor's obtaining information they needed from third parties, which delayed necessary audit procedures beyond annual filing deadlines.

Except as set forth above, to our knowledge, none of our current directors or executive officers has, during the past ten years:

  been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
  had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;
  been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;
  been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;
  been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
  been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the Exchange Act)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth above and in our discussion below in "Interest of Management and Others in Certain Transactions", none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results.

Compensation of Executive Officers

During the Company's fiscal year ended September 30, 2021, the Company paid the following cumulative compensation to their executive officers:

Name	Position	Cash Compensation	Other Compensation	Total Compensation
Mark Godsy	Chief Executive Officer & Chairman of the Board	C$243,500	C$nil	C$243,500
Dr. Alan Shackelford	Director	C$299,133	C$nil	C$299,213

Employment Agreements

We have entered into employment and consulting agreements with the following executive officers and employees. We may enter into additional employment agreements with other key executives and employees in the future. A stock incentive program for our directors, executive officers, employees and key consultants has been established. Please see "Equity Incentive Plan" under the "Securities Being Offered" section in this Offering Circular.

Mr. Godsy has entered into a consulting agreement through his wholly-owned consulting company, 0711626 B.C. Ltd. effective June 19, 2018, for the provision of approximately 2.5 days per week of services as Chief Executive Officer, for a monthly fee of C$8,000. On January 1, 2021, Mr. Godsy's consulting agreement was amended to increase his monthly fee to C$12,500 for the provision of approximately 2.5 days per week of services.  On May 26, 2022, upon the approval of the Company's Board of Directors, Mr. Godsy was granted 100,000 stock options under the Company's Equity incentive plan.

Dr. Shackelford has entered into a verbal consulting agreement with the Company to provide interim Chief Medical Officer services of at an hourly rate of $200 per hour. On May 26, 2022, upon the approval of the Company's Board of Directors, Dr. Shackelford was granted 100,000 stock options under the Company's Equity incentive plan.

Board of Directors

The Company's board of directors currently consists of three directors (the "Board"): Mr. Mark Godsy (Chairman of the Board), Dr. Alan Shackelford (director), and Ms. Kathleen Cantagallo (independent director).

Board Leadership Structure and Risk Oversight

The Board oversees our business and considers the risks associated with our business strategy and decisions. The Board currently implements its risk oversight function as a whole. Each of the Board committees, when established, will also provide risk oversight in respect of its areas of concentration and reports material risks to the Board for further consideration.

Term of Office

Officers hold office until his or her successor is elected and qualified. Directors are appointed to serve for one year until the meeting of the Board following the annual meeting of stockholders and until their successors have been elected and qualified.

Director Independence

We use the definition of "independence" of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an "independent director" is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the Company's Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be considered independent if:

  The director is, or at any time during the past three years was an employee of the Company;
  the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);
  the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exemptions;
  the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the company served on the compensation committee of such other entity; or
  the director or a family member of the director is a current partner of the company's outside auditor, or at any time during the past three years was a partner or employee of the company's outside auditor, and who worked on the company's audit.

Under such definitions, only Ms. Cantagallo is an independent director. However, our Common Shares are not currently quoted or listed on any national exchange or interdealer quotation system with a requirement that a majority of our Board be independent and, therefore, the Company is not subject to any director independence requirements.

Director Compensation

For Ms. Cantagallo's role as a Director, she has entered into a verbal agreement with the Company for a fee of $1,000 per month. On May 26, 2022, upon the approval of the Company's Board of Directors, Ms. Cantagallo was granted 250,000 stock options under the Company's Equity incentive plan.

Upon completion of this Offering, the Company may decide to pay non-employee directors a nominal fee for the attendance of board meetings and their work on certain board committees. Board members may also receive compensation in the form of stock options issued by the Company.

Certain Relationships

There are no familial relationships among any of our directors or officers.

Security Ownership of Management and Principal Shareholders

The following table shows the beneficial ownership of our Common Shares, as of March 31, 2022, held by (i) each person known to us to be the beneficial owner of more than 10% of any class of our voting securities; (ii) each director who is the beneficial owner of more than 10% of any class of our voting securities; (iii) each executive officer who is the beneficial owner of more than 10% of any class of our voting securities; and (iv) all directors and executive officers and management as a group. As of March 31, 2022, there were 45,463,767 Common Shares issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Common Shares subject to options and warrants currently exercisable or which may become exercisable within 60 days of the date of this Offering Circular, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all Common Shares shown as beneficially owned by them.

	Common Shares Beneficially Owned Prior to Offering		Common Shares Beneficially Owned After the Offering
	Number	Percent	Number	Percent
Mark Godsy, Chief Executive Officer and Chairman of the Board(1)	7,582,577	16.7%	7,582,577	14.2%
Dr. Alan Shackelford, Director	7,895,750	17.3%	7,895,750	14.8%
Directors, Executive Officers and Management as a group	15,478,327	34.0%	15,478,327	29.0%

Avi Livnat, Principal Shareholder	7,145,000	15.7%	7,145,000	13.4%
Total Common Shares held by Management and Principal Shareholders	22,623,327	49.7%	22,623,327	42.4%

(1) 0711626 B.C. Ltd, a company controlled by Mark Godsy, owns 7,482,577 shares, with an additional 100,000 shares owned directly by Mark Godsy.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Fiscal year ended September 30, 2021 and 2020

The Company's related parties consist of the Company's directors, officers and other significant executives, and any companies associated with them. During the year ended September 30, 2021 and 2020, the Company entered into the following transactions with related parties:

  Included in Research and development costs, the Company incurred consulting fees of C$886,274 (2020 - C$352,003) for two directors for their executive services to the Company, and another significant executive (acting substantially in the role of COO), and 50% of the consulting fees paid to the CEO.
  Included in General and administrative costs, the Company incurred consulting fees of C$224,150 (2020 - C$285,575) for the CFO1, and another significant executive (acting substantially in the role of CFO), and 50% of the consulting fees paid to the CEO.

1 Resigned as Chief Financial Officer on May 20, 2021

In addition, on April 29, 2021 upon the closing of the 2021 Regulation-A Offering, the Board of Directors approved the issuance of 24,006 shares at their fair market value of C$1.26 ($1.00) as repayment for the total shareholder loan balance of C$30,248.

As at September 30, 2021, C$112,856 was owing to directors, officers and other significant executives, or their related companies, which is included in accounts payable and accrued liabilities (September 30, 2020 - C$610,273).

Key management includes directors, officers and other significant executives of the Company. During the year ended September 30, 2021 and 2020 no other compensation was paid or payable for key management services.

Six months ended March 31, 2022 and 2021

The Company's related parties consist of the Company's directors and officers, and any companies associated with them. During the six months ended March 31, 2022 and 2021, the Company entered into the following transactions with related parties:

  Included in Research and development costs, the Company incurred consulting fees of C$648,552 respectively during the six months ended March 31, 2022 (2021 - C$307,394).  The consulting fees were for one independent director for their consulting service, two directors for their executive services to the Company, and another significant executive (acting substantially in the role of COO), and 50% of the consulting fees paid to the CEO.
  Included in General and administrative costs, the Company incurred consulting fees of C$97,500 respectively during the six months ended March 31, 2022 (2021 - C$69,900).  The consulting fees were for 50% of the consulting fees paid to the CEO and another significant executive (acting substantially in the role of CFO).

As at March 31, 2022, C$123,182 was owing to directors, officers or their related companies, which is included in accounts payable and accrued liabilities (September 30, 2021 - C$112,856).

Key management includes directors and executive officers and other significant executives of the Company. During the six months ended March 31, 2022 and 2021 no other compensation was paid or payable for key management services.

SECURITIES BEING OFFERED

The following is a summary of the rights of our capital stock as provided in the Company's Articles ("Articles") and Notice of Articles. For more detailed information, please see our Articles and Notice of Articles which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

General

The Company's Notice of Articles provide that our authorized capital consists of an unlimited number of voting Common Shares, without par value, with special rights or restrictions and an unlimited number of non-voting common shares, without par value, with special rights or restrictions.

As of March 31, 2022, the Company had 45,463,767 voting Common Shares issued and outstanding and zero non-voting common shares issued and outstanding. In addition, the Company's Board of Directors approved an Equity Incentive Plan on March 29, 2022, under which the aggregate number of Common Shares issuable upon the exercise of all Options granted under the Plan has been fixed at 9,092,753 Common Shares, representing 20% of the Company's issued and outstanding Common Shares, on a non-diluted basis as at March 29, 2022. See "Equity Incentive Plan" below under this section.

Rights, Preferences and Restrictions Attaching to the Common Shares

The Business Corporations Act (British Columbia) provides the following rights, privileges, restrictions and conditions attaching to the Common Shares:

  to vote at a meeting of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;
  subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, to share equally in the remaining property of the Company on liquidation, dissolution or winding-up of our Company, and the common shares are to receive dividends if, as and when declared by the Board.

Subject to the Business Corporations Act (British Columbia), the rights and restrictions attaching to our Common Shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of the outstanding Common Shares.

With the exception of special resolutions (i.e. resolutions in respect of fundamental changes to our company, including: the sale of all or substantially all of our assets, a merger or other arrangement or an alteration to our authorized capital that is not allowed by resolution of the directors) that require the approval of holders of two-thirds of the outstanding Common Shares entitled to vote at a meeting, either in person or by proxy, resolutions to approve matters brought before a meeting of our shareholders require approval by a simple majority of the votes cast by shareholders entitled to vote at a meeting, either in person or by proxy.

Shareholder Meetings

The Business Corporations Act (British Columbia) provides that: (i) a general meetings of shareholders must be held in British Columbia, or may be held at a location outside British Columbia since our Articles do not restrict our company from approving a location outside of British Columbia for the holding of the general meeting and the location for the meeting is approved by ordinary resolution, or the location for the meeting is approved in writing by the British Columbia Registrar of Companies before the meeting is held; (ii) directors must call an annual meeting of shareholders not later than 18 months after the date of incorporation and no later than 15 months after the last preceding annual meeting; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than two months or by less than 21 days, if we are a public company, otherwise 10 days, the date on which the meeting is to be held; (iv) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; (v) only shareholders entitled to receive notice of and vote at the meeting, our directors and our auditor are entitled to be present at a meeting of shareholders; and (vi) upon the application of a director or shareholder entitled to vote at the meeting, the British Columbia Supreme Court may order a meeting to be called, held and conducted in a manner that the Court directs.

Pursuant to our Articles, the quorum for the transaction of business at a meeting of our shareholders is at least two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least five percent of the issued shares entitled to be voted at the meeting.

Shareholder Agreements

The Company has three shareholder agreements in place, namely: i) the Shareholder Rights Agreement; ii) the Right of First Refusal and Co-Sale Agreement; and iii) the Voting Agreement (each, a "Shareholder Agreement" and collectively, the "Shareholder Agreements"), each of which is summarized in greater detail below and attached as an exhibit hereto. Each of the Company's shareholders prior to the completion of the Company's Regulation A+ (Tier 2) offering in 2020 have been required to execute the Shareholder Agreements. Investors in the current Offering will not be required to execute any of these Shareholder Agreements and as such will not have any rights or obligations thereunder.  The Voting Agreement will terminate in connection with the closing of a future initial public offering or other going public transaction involving the Common Shares.

The Shareholder Rights Agreement

This Shareholder Agreement provides the Company's shareholders who have executed such with a number of rights and ensures the Company operates according to best practices. Section 2 establishes the right of owners of over 5% of the Company's issued and outstanding shares ("Major Shareholders") to receive financial statements from the Company unless waived. All other shareholders of the Company party to the agreement may receive such financial statements following their delivery of a written request to the Company. Section 3 provides each Major Shareholder the right to be given notice of the details of any future equity financings of the Company as well as the right to participate in such equity financings up to the percentage of the Company's shares then held by the Major Shareholder. The Major Shareholders are not required to purchase the additional securities but can do so at their option. Certain special issuances of securities of the Company are exempt, as described in greater detail in section 3.1(d). Section 4 provides additional standard covenants of the Company including: i) D&O insurance; ii) protection of the Company's IP and confidential information; and iii) meetings of the Board.

The Right of First Refusal and Co-Sale Agreement

This agreement regulates the mechanics of sales and transfers of the Company's shares. The right of first refusal (Section 2.1) provides that where a shareholder party to the agreement proposes to transfer shares of the Company, the Company shall have a right of first refusal to purchase all or any portion of such shares that such shareholder may propose to transfer at the same price and on the same terms and conditions as those offered to the prospective transferee. The Major Shareholders shall have a secondary refusal right to purchase all or any portion of the shares proposed to be transferred not already purchased by the Company pursuant to their foregoing right of first refusal. The right of co-sale (Section 2.2) provides that where a founder elects to transfer their shares and they are not purchased pursuant to the right of first refusal above (or secondary refusal right, as applicable), each Major Shareholder may elect to exercise its right of co-sale and participate in the proposed share transfer on a pro-rata basis. Section 2.3 provides that a transfer of shares that is not made in compliance with the agreement shall be null and void, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Section 3 provides that the right of first (and secondary) refusal shall not apply to certain "exempt" transfers, which include: i) transfers among affiliates; ii) repurchases of shares by the Company; and iii) transfers for bona fide estate planning purposes. Section 3.3 prohibits the transfer of shares to a competitor of the Company. Section 5 provides a prohibition on the sale of the Company's shares for 180 days following the closing of a going public transaction.

The Voting Agreement

This agreement provides certain requirements relating to the election of the Board. Currently, each of Dr. Alan Shackelford and Mark Godsy are entitled to designate a director nominee, and each shareholder party to the agreement  is required to vote their shares in favour of the election of such director nominees. This results in a Board of at least 3 directors (up to two more directors may be elected). Section 2 provides that where a corporate action is approved by the Board but also requires shareholder approval, then the shareholders party to the agreement shall vote their shares in favour of such corporate action. Section 3 establishes a drag-along right, which requires a minority shareholder to sell his/her shares in the context of a Board approved sale of the Company if more than 66 2/3% of shareholders approve such sale of the Company.

Warrants

As of March 31, 2022, the Company had 379,419 warrants issued, which provides the warrant holder the ability to purchase one Common Share of the Company at a exercise price of C$1.51. Please refer to the "Capitalization" section for additional details.

Fully Paid and Non-assessable

All outstanding Common Shares are, and the Common Shares to be outstanding upon completion of this Offering will be duly authorized, validly issued, fully paid and non-assessable.

Resale Restrictions

The Common Shares will be transferable following the termination of any transfer restrictions or hold periods under applicable law.

The securities to be issued in connection with the Offering will be subject to a statutory hold period in Canada in accordance with Section 2.5(2)(3)(ii) of National Instrument 45-102 - Resale of Securities, as follows: "Unless permitted under securities legislation, the holder of this security must not trade the security before the date that is 4 months, and a day after the later of (i) [insert the distribution date], and (ii) the date the issuer became a reporting issuer in any province or territory."

Purchasers under this Offering should consult with their own professional advisers with respect to restrictions on the transferability of the securities offered hereunder.

Equity Incentive Plan

On March 29, 2022, the Company's Board of Directors approved the Shackelford Amended and Restated Equity Incentive Plan ("the Plan"), which allows for the grant of certain incentive equity awards to employees, officers, directors and consultants of the Company who will contribute to the Company's long-term success by providing them incentives that align their interests with those of the shareholders of the Company.

The aggregate number of Common Shares issuable upon the exercise of all Options granted under the Plan has been fixed at 9,092,753 Common Shares, representing 20% of the Company's issued and outstanding Common Shares, on a non-diluted basis as at March 29, 2022.

On May 26, 2022, the Company granted an aggregate of 3,150,000 stock options to its officers, directors, and consultants at an exercise price of $1.00, of which 1,506,944 stock options vested immediately, and the remainder 1,643,056 stock options will vest over an average period of 27 months. All stock options expire on May 26, 2032.

On September 30 2022, the Company issued an additional 113,000 stock options to non-employees. The options have an exercise price of $1.50, are exercisable for a period not to exceed ten years, and vesting for the options range from being 0% to 50% immediately vested with the remainder vesting period over 36 months. All stock options expire on September 30, 2032.

Administration

Our Board, or a committee of the Board designated by the Board, will administer the Plan. Subject to the terms of the Plan, the Board has the power to determine when and how awards will be granted, which employees, directors or consultants will receive awards, the type and terms of the awards granted, including the number of Common Shares subject to each award and the vesting schedule of the awards, if any, and to interpret the terms of the Plan and the award agreements, among other things. The Board also has the authority to accelerate the time at which an award may vest or be exercised, to approve forms of award agreements to be used under the Plan and amend the terms of any award agreement, and to amend, suspend or terminate the Plan at any time.

The Board will determine the provisions, terms and conditions of each award granted pursuant to the Plan, including vesting schedules, forfeiture or repurchase provisions, forms of payment (cash, shares, or other consideration) upon settlement of the award, payment contingencies and satisfaction of any performance criteria.

Stock Options and Incentive Stock Options

The Plan allows for the grant of incentive stock options that qualify under Section 422 of the Internal Revenue Code ("Section 422 Options"), and non-incentive stock options ("Stock Options"). Prior to an initial public offering, the exercise price of all options granted under the Plan will be determined by the Board, and in effect on the day of grant. Post IPO, the Board will establish the exercise price at the time each option is granted, which exercise price must in all cases be not less than the price required by the applicable regulatory authorities. The term of an option may not exceed 10 years, except that with respect to any employee who owns more than 10% of the voting power of all classes of our outstanding stock or any parent or subsidiary corporation as of the grant date, the term must not exceed five years, and the exercise price must equal at least 110% of the fair market value of the common share on the grant date. The Board will determine the terms of stock option awards pursuant to the Plan, including, without limitation, the permitted method(s) of payment for Common Shares upon the exercise of an option award, and vesting terms. After the continuous service of an option recipient terminates, the recipient's awards may be exercised, to the extent vested at the time of such termination, during the period of time specified in the recipient's award agreement, which generally will be the period of time ending on the earlier of (i) the date that is 60 days following the termination of the recipient's continuous service and (ii) the expiration of the term of the option. If the recipient does not exercise the option within the applicable time period, the option will terminate.

No Section 422 Options and 3,150,000 Stock Options have been issued as at the date of this Offering Circular.

Restricted Share Units

The Plan allows for the grant of restricted share units ("RSUs"). RSUs are awards that will result in payment to a recipient at the end of a specified period only if the vesting criteria established by the Board are achieved or the award otherwise vests. Upon vesting and exercise of the award, an RSU may be settled by the delivery of Common Shares, their cash equivalent, any combination thereof or any other form of consideration, as determined by the Board and set forth in the applicable award agreement. The Board may determine the consideration, if any, to be paid by the recipient upon exercise of an RSU and delivery of each Common Share subject to the RSU. The Board may impose whatever conditions to vesting, or restrictions and conditions to payment, that it determines to be appropriate. The Board may set restrictions based on the achievement of specific performance goals or on the continuation of service or employment, or any other restrictions or conditions it deems appropriate. Upon termination of the continuous service of an RSU recipient, any unvested portion of the recipient's RSU award will be forfeited, except as otherwise provided in the applicable award agreement.

No RSUs have been issued as at the date of this Offering Circular.

Transferability of Awards

The Plan does not allow for the transfer of awards granted under the Plan except as otherwise provided in the applicable award agreement or as otherwise expressly consented to by the Board.

Certain Adjustments

In the event of certain changes in our capitalization, the Board will make appropriate and proportionate adjustments to one or more of the number of Common Shares that are covered by outstanding awards, the exercise or purchase price of Common Shares covered by outstanding awards, and the numerical share limits contained in the Plan.

Corporate Transactions

The Plan provides that in the event of a corporate transaction such as a "Sale of the Company", as such term is defined in the Plan, the Board may take one or more of the following actions with respect to awards granted under the Plan: (i) cause the conversion or exchange of each outstanding option into common shares on a net issuance basis in accordance with a pre-defined formula; (ii) cause the conversion or exchange of each outstanding option into options, rights or other securities of substantially equivalent value (or greater value) as determined by the Board in its discretion, in an entity participating in or resulting from such liquidity event; (iii) accelerate the vesting, in whole or in part, of outstanding awards such that the outstanding options shall be fully vested and exercisable contemporaneously with the completion of the transaction resulting in the liquidity event; (iv) determine that any or all outstanding options will be purchased by the Company or an entity related to the Company at the liquidity event price less the exercise price for the option shares available to be purchased under such options; (v) cancel any or all of such outstanding unvested options.

Plan Amendments and Termination

The Board has the authority to amend, suspend or terminate the Plan at any time, without shareholder approval Notwithstanding the foregoing, subject to the discretion of the Board, the termination of this Plan shall have no effect on outstanding Awards, which shall continue in effect in accordance with their terms and conditions and the terms and conditions of this Plan.

Penny Stock Regulation

The SEC has adopted regulations which generally define "penny stock" to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share. Such securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell them. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As our Common Shares immediately following this Offering may be subject to such penny stock rules, purchasers in this Offering will in all likelihood find it more difficult to sell their Common Shares in the secondary market.

Absence of Public Market

The Company, which currently has 1,852 shareholders, is an alternative reporting company under Regulation A+, Tier 2 of the Securities Act. There is no public trading market for the Common Shares of the Company. The Company currently expects in the future, as an alternative reporting company, to qualify its Common Shares for quotation or listing on the CSE, NASDAQ or OTCQB (the Over the Counter Marketplace) or other secondary market for which the Company's Common Shares may then qualify in at the discretion of the Board. (See Risk Factors in this Offering Circular).

ADDITIONAL INFORMATION ABOUT THE OFFERING

Investment Limitations

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth (please see below on how to calculate your net worth). Different rules apply to "accredited investors" under Rule 501(a) of Regulation D under the Securities Act and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A+. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2, Regulation A+ offering, most investors must comply with the 10% limitation on investment in the Offering. The only investor in this Offering exempt from this limitation is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act. If you meet one of the following tests you should qualify as an accredited investor:

(i) You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii) You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Shares (please see below on how to calculate your net worth);

(iii) You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv) You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000;

(v) You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (Investment Company Act), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi) You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii) You are a trust with total assets in excess of $5,000,000, your purchase of Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Shares; or

(viii) You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

Offering Period and Expiration Date

This Offering will start on the date on which the SEC initially qualifies this Offering Statement and will terminate on the Termination Date.

Procedures for Subscribing

If you decide to subscribe for our Common Shares in this Offering, you should:

1. Electronically receive, review, execute and deliver to us a Subscription Agreement; and

2. Deliver funds directly to the Company's designated bank account via bank wire transfer (pursuant to the wire transfer instructions set forth in our Subscription Agreement) or electronic funds transfer via wire transfer or via personal check mailed to the Company, C/O Shackelford Pharma Inc., PO Box 10026, Pacific Centre South 25th Floor, 700 W Georgia Street.

Any potential investor will have ample time to review the Subscription Agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such Subscription Agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

Right to Reject Subscriptions. After we receive your complete, executed Subscription Agreement and the funds required under the Subscription Agreement have been transferred to our designated account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a Subscription Agreement, we will countersign the Subscription Agreement and issue the shares subscribed at closing. Once you submit the Subscription Agreement, you may not revoke or change your subscription or request your subscription funds. All submitted Subscription Agreements are irrevocable.

Under Rule 251 of Regulation A+, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser's revenue or net assets (as of the purchaser's most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser's annual income or net worth (please see below on how to calculate your net worth).

NOTE: For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Shares.

In order to purchase our Common Shares and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the Company's satisfaction, that such investor is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this Offering.

EXPERTS

The audited consolidated financial statements of Shackelford Pharma Inc. as of September 30, 2021 and 2020, which comprise the consolidated statements of financial position as at September 30, 2021 and 2020, and the consolidated statements of loss and comprehensive loss, cash flows, and changes in equity for the years ended September 30, 2021 and 2020, and notes to the consolidated financial statements, including a summary of significant accounting policies, and those financial statements are incorporated by reference in this Offering Circular have been audited by Dale Matheson Carr-Hilton Labonte LLP ("DMCL"), the Company's Independent Registered Public Accounting Firm. DMCL's audit report for the year ended September 30, 2021, expressed an unqualified opinion on the consolidated financial statements and an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. Such consolidated financial statements are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The unaudited condensed interim consolidated financial statements of Shackelford Pharma Inc. as of March 31, 2022 and 2021, which comprise the consolidated statements of financial position as at March 31, 2022 and 2021, and the consolidated statements of loss and comprehensive loss, cashflows, and changes in equity for the six months ended March 31, 2022 and 2021, and the notes to the consolidated financial statements have been reviewed by DMCL.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. We hereby incorporate by reference the following information or documents into this Offering Circular:

  the Company's annual report pursuant to Regulation A on Form 1-K for the fiscal annual year ended September 30, 2021 filed with the SEC on January 26, 2022; and
  the Company's semiannual report pursuant to Regulation A on Form 1-SA for the semi-annual period ended March 31, 2022 filed with the SEC on March 31, 2022;
  the Company's offering statement dated August 18, 2020 and filed with the SEC on May 4, 2020.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this Offering Circular or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

We urge you to carefully read this Offering Circular and the documents incorporated by reference herein, before buying any of the Shares. This Offering Circular may add or update information contained in the documents incorporated by reference herein. To the extent that any statement that we make in this Offering Circular is inconsistent with statements made in the documents incorporated by reference herein, you should rely on the information in this Offering Circular and the statements made in this Offering Circular will be deemed to modify or supersede those made in the documents incorporated by reference herein.

You should rely only on the information contained in this Offering Circular or incorporated herein by reference. We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Offering Circular or incorporated herein by reference. You should not rely on any unauthorized information or representation. This Offering Circular is an offer to sell only the Shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this Offering Circular is accurate only as of the date on the front of the applicable document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this Offering Circular, or any sale of a security.

PART F/S

Please refer to the Company's annual report pursuant to Regulation A on Form 1-K for the fiscal annual year ended September 30, 2021, which the Company filed with the SEC on January 26, 2022 and is incorporated by reference herein, for the Company's audited annual consolidated financial statements for the years ended September 30, 2020 and 2021.

Please refer to the Company's semi-annual report pursuant to Regulation A on Form 1-SA for the semi-annual period ended March 31, 2022, which the Company filed with the SEC on June 28, 2022 and is incorporated by reference herein, for the Company's unaudited interim condensed consolidated financial statements for the six months ended March 31, 2021 and 2022.

PART III - EXHIBITS

Exhibit No.	Description

EX1A-2.1*	Notice of Articles of Shackelford Pharma Inc.

EX1A-2.2*	Articles of Shackelford Pharma Inc.

EX1A-3.1*	Shareholder Rights Agreement

EX1A-3.2*	Right of First Refusal and Co-Sale Agreement

EX1A-3.3*	Voting Agreement

EX1A-4.1!	Form of Subscription Agreement

EX1A-4.2*	Form of Share Certificate

EX1A-6.1!	Broker-Dealer Agreement with DealMaker Securities LLC

EX1A-10.1	Power of Attorney (included on signature page hereto).

EX1A-11.1†	Consent of Dale Matheson Carr-Hilton Labonte LLP

EX1A-12.1*	Opinion of Farris LLP

EX1A-14.1*	Appointment of Agent for Service of Process

† Filed herewith.

* Peviously filed as an exhibit to the Company's preliminary offering statement dated and filed with the SEC on July 21, 2022.

! Previously filed as an exhibit to the Company's preliminary offering statement dated and filed with the SEC on August 25, 2022.

SIGNATURES

Pursuant to the requirements of Regulation A+, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada on February 1, 2023.

Shackelford Pharma Inc.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer and Director

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark Godsy and Christopher Clark, or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form 1-A offering statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Mark Godsy	February 1, 2023
Name: Mark Godsy
Title: Chief Executive Officer and Director (Principal Executive Officer)

By: /s/ Christopher Clark	February 1, 2023
Name: Christopher Clark
Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

By: /s/ Alan Shackelford	February 1, 2023
Name: Alan Shackelford
Title: Director

By: /s/ Kathleen Cantagallo	February 1, 2023
Name: Kathleen Cantagallo
Title: Director